  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 14, 1996.

                                                 REGISTRATION NO. 333-3366
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1

                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                              THE REGISTRY, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

      MASSACHUSETTS                  7379                    04-2920563
     (STATE OR OTHER           (PRIMARY STANDARD          (I.R.S. EMPLOYER
      JURISDICTION                INDUSTRIAL             IDENTIFICATION NO.)
    INCORPORATION OR          CLASSIFICATION CODE
      ORGANIZATION)                 NUMBER)

                               189 WELLS AVENUE
                          NEWTON, MASSACHUSETTS 02159
                                (617) 527-6886

   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                         G. DREW CONWAY, PRESIDENT AND
                            CHIEF EXECUTIVE OFFICER
                              THE REGISTRY, INC.
                               189 WELLS AVENUE
                          NEWTON, MASSACHUSETTS 02159
                                (617) 527-6886

(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                       COPIES OF ALL COMMUNICATIONS TO:

         THOMAS C. CHASE, ESQ.                 KEITH F. HIGGINS, ESQ.
       ANDREA M. TEICHMAN, ESQ.                     ROPES & GRAY
             HILL & BARLOW                     ONE INTERNATIONAL PLACE
        ONE INTERNATIONAL PLACE                 BOSTON, MA 02110-2624
         BOSTON, MA 02110-2607                     (617) 951-7000
            (617) 428-3000

                               ----------------

       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ___________________

  If this form is a post effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
_______________________________________________________________________________

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [_]

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               THE REGISTRY, INC.

                             CROSS REFERENCE SHEET

                   PURSUANT TO ITEM 501(B) OF REGULATION S-K
           SHOWING LOCATION IN PROSPECTUS OF PART I ITEMS OF FORM S-1

   ITEM AND HEADING IN FORM S-1
      REGISTRATION STATEMENT                   LOCATION IN PROSPECTUS
   ----------------------------                ----------------------
 1.Forepart of the Registration
     Statement and Outside Front
     Cover Page of Prospectus......  Outside Front Cover Page
 2.Inside Front and Outside Back
     Cover Pages of Prospectus.....  Inside Front Cover Page; Outside Back Cover
                                      Page
 3.Summary Information, Risk
     Factors and Ratio of Earnings
     to Fixed Charges..............  Prospectus Summary; Risk Factors
 4. Use of Proceeds................  Prospectus Summary; Risk Factors; Use of
                                      Proceeds
 5. Determination of Offering
    Price..........................  Outside Front Cover Page; Underwriting
 6. Dilution.......................  Dilution
 7. Selling Security Holders.......  Principal and Selling Stockholder
 8. Plan of Distribution...........  Outside and Inside Front Cover Pages;
                                      Underwriting; Outside Back Cover Page
 9. Description of Securities to be
    Registered.....................  Prospectus Summary; Dividend Policy;
                                     Capitalization; Description of Capital
                                      Stock
10. Interests of Named Experts and
    Counsel........................  Not Applicable
11. Information with Respect to the
    Registrant.....................  Outside and Inside Front Cover Pages;
                                      Prospectus Summary; Risk Factors; Use of
                                      Proceeds; Dividend Policy; Capitalization;
                                      Dilution; Selected Consolidated Financial
                                      Data; Management's Discussion and Analysis
                                      of Financial Condition and Results of
                                      Operations; Business; Management; Certain
                                      Transactions; Principal and Selling
                                      Stockholder; Description of Capital Stock;
                                      Shares Eligible for Future Sale;
                                      Consolidated Financial Statements
12.Disclosure of Commission
     Position on Indemnification
     for Securities Act
     Liabilities...................  Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED MAY 14, 1996

                                2,200,000 SHARES

                         [REGISTRY LOGO APPEARS HERE]

                                  COMMON STOCK

                                  -----------

  Of the 2,200,000 shares of Common Stock offered hereby, 1,900,000 are being sold by the Company and 300,000 shares are being sold by the Selling Stockholder, who will own 77.8% of the Company's outstanding Common Stock upon completion of this offering. See "Principal and Selling Stockholder." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholder.

  Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $14.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price. The Common Stock has been approved for listing, subject to official notice of issuance, on the Nasdaq National Market under the symbol "REGI."

  SEE "RISK FACTORS" COMMENCING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR   ANY  STATE  SECURITIES  COMMISSION   NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
   REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                  PRICE   UNDERWRITING    PROCEEDS    PROCEEDS
                                    TO    DISCOUNTS AND      TO      TO SELLING
                                  PUBLIC COMMISSIONS (1) COMPANY (2) STOCKHOLDER
- --------------------------------------------------------------------------------
Per Share.......................   $           $             $           $
- --------------------------------------------------------------------------------
Total (3).......................  $          $             $           $

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
(1) The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $750,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 330,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and
    Proceeds to the Selling Stockholder will be $   , $   , $    and $   ,
    respectively. See "Underwriting."

                                  -----------

  The shares of Common Stock are offered by the several Underwriters, subject to receipt and acceptance by them and to their right to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Adams, Harkness & Hill, Inc., Boston,
Massachusetts, on or about      , 1996.

ADAMS, HARKNESS & HILL, INC.                           A.G. EDWARDS & SONS, INC.

                   The date of this Prospectus is    , 1996.

Artwork - inside front cover
     - title: "The Registry, Inc., Delivery Management System"

Graphical representation of the Company's Delivery Management System displaying the following aspects of that system: National Resource Delivery; Continuous Support; Consultant Retention; and Technology Sector Recruiting. Technology, Sector Recruiting is divided into the following areas: Network & Communications; Legacy Systems; Internet; Workgroup/Desktop; and Database Design & Development.


  IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  The logo of the Company is a registered service mark of the Company. All trademarks and trade names referred to in this Prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. Investors should carefully consider the risk factors related to the purchase of Common Stock of the Company. See "Risk Factors."

                                  THE COMPANY

  The Registry, Inc. ("The Registry" or the "Company") provides information technology (IT) consultants on a contract basis to organizations with complex IT operations. The Company currently has more than 1,400 IT consultants placed with its clients to assist them in implementing solutions for systems and applications development in such areas as distributed network design, database design and development and client/server migration. These consultants, billed primarily on an hourly basis, typically work on engagements lasting from six to twelve months. In 1995, the Company provided IT consultants to approximately 350 clients in a diverse range of industries, including MCI Telecommunications Corporation, Putnam Investments, Inc., Digital Equipment Corp., Pepsi Cola International and Pfizer Inc. The Registry has grown from four offices and $16.9 million in revenue in fiscal 1991 to 23 offices and $130.5 million in revenue for the twelve months ended March 30, 1996.

  In recent years, the IT services industry has grown significantly. According to a 1996 study by Dataquest, Inc., the U.S. market for IT implementation/integration and development services was estimated at $13.4 billion in 1994 and is projected to grow to $24.2 billion in 1999. This growth is a result of numerous factors including: (i) an increased focus on core business operations by organizations; (ii) the need to access specialized IT skills to keep pace with rapidly changing technologies; (iii) the growing trend toward flexible staffing which provides a variable cost solution to a fixed cost problem; and (iv) the desire to reduce the cost of recruiting, training and terminating employees as IT requirements change.

  The Company believes that its ability to identify, attract and retain qualified IT consultants is critical to its success. Each of the Company's Resource Managers recruits in one of five technology sectors, thereby enabling the Company to more effectively match the needs of its clients with the skills of its IT consultants. The Company has also established a National Resource Delivery Team (NRDT) which provides access to consultants from across the nation when local resources for a particular skill set are scarce. To enhance retention, the Company actively remarkets its consultants and offers a comprehensive benefits package.

  Account Managers manage the Company's client relationships; the primary responsibility of each Account Manager is to develop and implement a specific account plan for each assigned client. Account Managers work closely with Resource Managers to identify new assignments at existing client sites as well as to locate potential new clients. Resource Managers are responsible for soliciting, recruiting and assessing technical consultants, developing and maintaining consultant relationships and maintaining and updating the Company's database of IT consultant resumes.

  The Registry's goal is to be a leading nationwide provider of IT professional services. The Company's strategy encompasses the following elements: (i) focus on resource management to effectively identify, qualify, place and retain quality IT consultants; (ii) focus on application development and software engineering; (iii) emphasize long-term client relationships; (iv) enhance growth through internal development, acquisitions and development of new services; and (v) continue to expand a national presence, leveraging the Company's resource management capabilities as well as its nationwide resource pool and customer base. As a result of its involvement in the IT planning process of many of its clients, the Company is often afforded an opportunity to anticipate clients' needs for additional IT consultants and services.

  Following this offering, G. Drew Conway, President and founder of The Registry, will own 77.8% of the Company's outstanding Common Stock.

  The Company was incorporated in Massachusetts on June 10, 1986. Unless the context otherwise requires, references herein to "The Registry" and the "Company" refer to The Registry, Inc., a Massachusetts corporation ("TRI"), and its wholly owned subsidiaries, America's Registry, Inc., a Massachusetts corporation ("ARI"), and The Registry, Inc. Network Consulting Practice, a New Hampshire corporation. The Company's executive offices are located at 189 Wells Avenue, Newton, Massachusetts 02159. Its telephone number is (617) 527-6886.

                                  THE OFFERING

Common Stock offered by:
  The Company.......................  1,900,000 shares
  The Selling Stockholder...........    300,000 shares
Common Stock to be outstanding after
 the offering.......................  9,900,000 shares (1)
Use of proceeds.....................  For repayment of indebtedness and working capital. See "Use of Proceeds."
Nasdaq National Market symbol.......  REGI

- --------

(1) Excludes 2,000,000 shares of Common Stock reserved for issuance under the Company's stock option and stock purchase plans, of which 1,106,500 shares were subject to outstanding options as of March 30, 1996 at a weighted average exercise price of $11.00 per share. See "Capitalization" and "Management -- Stock Awards."

                SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                                         YEAR ENDED                  NINE MONTHS ENDED
                          ---------------------------------------- ----------------------
                                      MAY 31,
                          ------------------------------- JUNE 24, MAR. 25,    MAR. 30,
                           1991    1992    1993    1994   1995 (1)   1995        1996
                          ------- ------- ------- ------- -------- --------  ------------
                               (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF INCOME DATA:
Revenue.................  $16,927 $24,021 $39,845 $60,367 $98,687  $70,258     $102,094
Cost of revenue.........   12,774  18,358  30,630  46,262  74,288   53,033       75,210
                          ------- ------- ------- ------- -------  -------     --------
Gross profit............    4,153   5,663   9,215  14,105  24,399   17,225       26,884
Selling, general and
 administrative
 expenses...............    3,812   4,760   8,319  12,831  22,925   16,091       22,768
                          ------- ------- ------- ------- -------  -------     --------
Income from operations..      341     903     896   1,274   1,474    1,134        4,116
Interest and other ex-
 pense, net.............      100     163     292     459   1,145      741        1,525
                          ------- ------- ------- ------- -------  -------     --------
Income before taxes.....      241     740     604     815     329      393        2,591
Pro forma provision for
 income taxes (2).......       98     218     281     430     243      221        1,130
                          ------- ------- ------- ------- -------  -------     --------
Pro forma net income
 (2)....................  $   143 $   522 $   323 $   385 $    86  $   172     $  1,461
                          ======= ======= ======= ======= =======  =======     ========
Pro forma net income per
 share (2)..............                                  $  0.01  $  0.02     $   0.18
                                                          =======  =======     ========
Weighted average common
 and common equivalent
 shares (3).............                                    8,173    8,173        8,173
SELECTED OPERATING DATA:
Number of branch offices
 open at end of period..        4       6       9      16      21       20           23
                                                                      MARCH 30, 1996
                                                                   ----------------------
                                                                                  AS
                                                                    ACTUAL   ADJUSTED (4)
                                                                   --------  ------------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................................  $   --      $    173
Working capital..................................................     (748)      20,925
Total assets.....................................................   34,884       34,623
Total debt.......................................................   25,053        3,005
Total stockholder's equity.......................................    2,045       23,832

(1) The Company changed its fiscal year end from May 31 to the last Saturday in June, effective with the fiscal year ended June 24, 1995. Accordingly, the June 1994 results are not included in the data presented above. See Note 2 to Consolidated Financial Statements.

(2) On January 1, 1996, the Company effected the Merger described below. The pro forma data have been computed as if ARI, which was an S corporation for federal and state income tax purposes, were subject to federal and all applicable state corporate income taxes since February 1991, based on the statutory tax rates and the tax laws then in effect. See Notes 2, 8 and 14 to Consolidated Financial Statements.

(3) Weighted average common and common equivalent shares outstanding consist of 8,000,000 shares of Common Stock after giving effect to the Merger and stock split described below and 173,308 shares related to the dilution attributable to options granted in the twelve months prior to the offering using the treasury stock method.

(4) Adjusted to give effect to the sale of 1,900,000 shares of Common Stock by the Company offered hereby at an assumed initial public offering price of $13.00 per share and the application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                ----------------

  Except as otherwise noted, all information in this Prospectus (i) assumes no exercise of the Underwriters' over-allotment option and (ii) reflects a 177.77778-for-1 stock split of the Company's Common Stock effected on March 22, 1996. See "Capitalization," "Description of Capital Stock" and "Underwriting." Until January 1, 1996, G. Drew Conway was the sole stockholder of TRI and ARI. Pursuant to a plan and agreement of merger entered into among TRI, ARI and The Registry Newco, Inc., a wholly-owned subsidiary of TRI, The Registry Newco, Inc. merged with and into ARI effective January 1, 1996 (the "Merger"). As a result, ARI became a wholly-owned subsidiary of TRI.

                                 RISK FACTORS

  The following risk factors should be considered carefully in addition to the other information in this Prospectus before purchasing the Common Stock offered by this Prospectus.

  Dependence on Availability of Qualified IT Consultants. Substantially all of the Company's revenue is derived from providing IT consultants on a contract basis. The Company's success depends upon its ability to continue to attract and retain IT consultants who possess the technical skills and experience required to meet the staffing needs of its clients. The Company must continually update and add to its database of technical personnel in each market in which it operates. The vast majority of the IT consultants in The Registry's database are also included in one or more of the databases of the Company's competitors, and there can be no assurance that experienced professionals currently working on projects for the Company will not choose to work on projects for competitors on their next assignment. Competition for IT consultants is intense and demand for their services has, to date, substantially exceeded their supply, and the Company expects such competition will continue to increase. There can be no assurance that qualified technical personnel will continue to be available to the Company in sufficient numbers, and any failure to attract or retain qualified IT consultants in sufficient numbers could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- IT Consultants" and "-- Competition."

  Dependence on Key Personnel. The Company depends to a significant extent on key management, technical and other personnel. The Company's continued growth and success will depend in significant part on the continued service of its founder, President and Chief Executive Officer, Mr. G. Drew Conway. The loss of Mr. Conway or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. See "Management."

  History of Marginal Profitability. Through fiscal 1995, the Company grew rapidly through the opening of new offices. New offices generally have experienced either losses or marginal profitability for a period of approximately 12 to 18 months after opening. As these offices have matured and the Company has implemented certain cost control policies, the Company's profitability has improved; however, new office openings in the future, among other factors, could adversely affect the Company's business, operating results and financial condition. There can be no assurance that the Company can maintain profitability on a quarterly or annual basis in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Ability to Sustain and Manage Growth. The Company's business has grown rapidly during the past four years due to the increased number of branch offices and the increased demand for services from existing clients. The Company's continued growth is dependent upon a number of factors, including:
(i) the successful performance of new and recently-opened offices; (ii) the continued identification and training of corporate personnel to staff new and recently-opened branch offices; (iii) the ability to identify and qualify IT consultants within both new and existing markets; and (iv) the Company's ability to develop additional business from existing clients and to obtain new clients. There can be no assurance that recently-opened offices will reach or maintain any level of profitability or that the Company's historical revenue growth will continue. Further, the Company's rapid growth and expansion has placed and could continue to place a significant strain on the Company's personnel and resources, and the failure to manage growth effectively could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business -- Growth Strategy" and "Management."

  Dependence on Key Clients; Price Reduction Agreements; Terminability of Client Arrangements. The Company's ten largest clients accounted for approximately 36.5% of revenue in fiscal 1995 and approximately 35.8% of revenue in the first nine months of fiscal 1996. The loss of a significant client could have a material adverse effect on the Company's business, operating results and financial condition.

The Company provides certain large clients with reduced prices for its services in order to retain the volume of business and/or to obtain a preferred vendor status with such clients. There can be no assurance that the Company will be able to maintain desired pricing levels with these or other clients. All of the Company's arrangements with clients are terminable by the client at will and without any penalty. There can be no assurance that existing clients will continue to engage the Company's services at historical levels, if at all. See "Business -- Client Base."

  Concentration of Ownership. Upon completion of the offering, the Company's Chief Executive Officer and principal stockholder, Mr. G. Drew Conway, will own 77.8% of the Company's outstanding shares of Common Stock (75.3% if the over-allotment option is exercised in full). As a result, Mr. Conway will be able to exercise effective control over almost all matters requiring stockholder approval. This concentration of ownership could have the effect of making it difficult for a third party to acquire control of the Company and may discourage third parties from attempting to do so. Further, future sales of substantial amounts of Common Stock by Mr. Conway, or the potential for such sales, could adversely affect the prevailing market price of the Common Stock. See "Management," "Principal and Selling Stockholder," "Description of Capital Stock" and "Shares Eligible for Future Sale."

  Risks Associated with Acquisitions and Development of Ancillary
Services. The Company has grown, and intends to continue to grow, in part through the acquisition of other businesses and development of ancillary services. The Company's ability to expand through acquisition depends on many factors, including the successful identification and acquisition of businesses and management's ability to effectively integrate and operate the new businesses. There is competition for acquisition opportunities in the industry, which may intensify due to consolidation in the industry, increasing the costs of capitalizing on such opportunities. The Company competes for acquisition opportunities with other companies that have significantly greater financial and management resources. There can be no assurance that the Company will be able to identify, acquire and integrate suitable acquisition candidates on reasonable terms. In addition, the Company's ability to develop successful ancillary practices depends on various factors, including identification of suitable practice areas in which to invest resources and the Company's ability to effectively integrate such practices into its overall operating structure. There can be no assurance that any ancillary practice developed by the Company will perform according to management's expectations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Growth Strategy."

  Fluctuations in Operating Results; Seasonality. The Company's operating results have fluctuated in the past based on many factors, including the opening of new branch offices. In view of the Company's significant growth in recent years, the Company believes that period-to-period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. Because the Company only derives revenue when its consultants are actually working, its operating results are adversely affected when client facilities close due to holidays or inclement weather. In particular, the Company generally experiences a certain amount of seasonality in its second fiscal quarter due to the number of holidays in that quarter. Further, the Company generally experiences lower operating margins in its third fiscal quarter due in part to the timing of unemployment tax accruals. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Fluctuations in the General Economy. Demand for IT professional services is significantly affected by the general level of economic activity. When economic activity slows, clients may delay or cancel plans that involve the hiring of IT consultants. The Company is unable to predict the level of economic activity at any particular time, and fluctuations in the general economy could adversely affect the Company's business, operating results and financial condition.

  Employment Liability Risks. Providers of IT professional services employ and place individuals in the workplace of other businesses. Inherent risks of such activity include possible claims of errors and omissions, misuse of client proprietary information, misappropriation of funds, discrimination and harassment, theft of client property, other criminal activity or torts and other claims. Although historically the Company has not experienced any material claims of these types, there can be no assurance that the Company will not experience such claims in the future.

  Potential Effect of Anti-Takeover Provisions. The Company's Board of Directors has the authority without action by the Company's stockholders to fix the rights and preferences of and to issue shares of the Company's Preferred Stock, which may have the effect of delaying, deterring or preventing a change in control of the Company. The Company has also imposed various procedural and other requirements, such as supermajority voting requirements for specified corporate actions, that could make it more difficult for stockholders to effect certain corporate actions. In addition, the classification of the Board of Directors of the Company and certain provisions of Massachusetts law could have the effect of delaying, deterring or preventing a change in control of the Company. See "Description of Capital Stock."

  No Prior Public Market; Determination of Public Offering Price; Possible Volatility of Stock Price. Before this offering, there was no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained. The initial public offering price will be determined by negotiation between the Company and the representatives of the Underwriters based on several factors, including prevailing market conditions and recent operating results of the Company. The initial public offering price may not be indicative of the market price of the Common Stock after this offering. In addition, the stock market historically has experienced volatility which has affected the market price of securities of many companies and which has sometimes been unrelated to the operating performance of such companies. In addition, factors such as announcements of new services or offices or strategic alliances by the Company or its competitors or third parties, as well as market conditions in the IT professional services industry, may have a significant impact on the market price of the Common Stock. The market price may also be affected by movements in prices of stocks in general. See "Underwriting."

  Shares Eligible for Future Sale. Sales of Common Stock in the public market after this offering could adversely affect the market price of the Common Stock. In addition to the 2,200,000 shares offered hereby (assuming no exercise of the Underwriters' over-allotment option or exercise of outstanding stock options) and taking into account the contractual restrictions imposed by lock-up agreements with the Company's sole stockholder, an aggregate of approximately 7,700,000 shares of Common Stock will become eligible for sale in the open market pursuant to Rule 144 beginning 180 days following the date of this Prospectus. See "Description of Capital Stock -- Shares Eligible for Future Sale." The Company intends to register an aggregate of 2,000,000 shares of Common Stock reserved for issuance under its stock plans. See
"Management -- Stock Awards."

  Absence of Dividends. Except as noted in "Dividend Policy," the Company has never paid any cash dividends on the Common Stock and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, the Company is prohibited under the terms of its revolving line of credit from paying dividends without the consent of the lender. See "Dividend Policy."

  Dilution. Based on an assumed initial public offering price of $13.00 per share, purchasers of the Common Stock offered hereby will suffer an immediate dilution of $10.67 per share in the net tangible book value per share of the Common Stock from the initial public offering price. See "Dilution."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 1,900,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $13.00 per share, after deducting the underwriting discount and estimated offering expenses payable by the Company, are estimated to be approximately $22.2 million. The principal purposes of this offering are to increase the Company's working capital and financial flexibility and to facilitate future access by the Company to the public equity markets. The Company will not receive any of the proceeds from the sale of shares by the Company's sole stockholder, G. Drew Conway (the "Selling Stockholder"). See "Principal and Selling Stockholder."

  The Company expects to use approximately $1.4 million of the net proceeds to repay the outstanding indebtedness under three secured loan agreements with Phoenixcor, Inc., dated October 27, 1994 (the "1994 Loan"), April 4, 1995 (the "April 1995 Loan") and August 1, 1995 (the "August 1995 Loan"), respectively. The 1994 Loan bears interest at a rate of 10.7% per annum and will mature on September 30, 1997. The April 1995 Loan bears interest at a rate of 11.06% per annum and will mature on March 13, 1998, while the August 1995 Loan bears interest at a rate of 10.03% per annum and will mature on July 4, 1998. The Company expects to use the remaining net proceeds to repay the outstanding indebtedness under its revolving line of credit with BNY Financial Corporation. Since February 29, 1996, the date on which the BNY debt was originally incurred, the weighted average interest rate was 8.12%. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The revolving line of credit expires on February 28, 1999. If any proceeds remain after the repayment of indebtedness, the Company intends to use them for general corporate purposes. A portion of the net proceeds may also be used for acquisitions of businesses that are complementary to that of the Company. No such acquisitions are being planned or negotiated as of the date of this Prospectus, and no portion of the net proceeds has been allocated for any specific acquisition. Pending such uses, the net proceeds of this offering will be invested in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

  TRI paid a cash dividend in the amount of $50,000 to Mr. Conway in December 1992. ARI paid cash dividends in the approximate aggregate amount of $862,000 to Mr. Conway in December 1995, of which amount $645,000 was immediately used to repay certain indebtedness of Mr. Conway to TRI. See "Certain Transactions." The Company currently intends to retain future earnings, if any, to fund the development and growth of its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, the Company's revolving line of credit with BNY Financial Corporation prohibits the payment of dividends without consent of the lender. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the short-term debt and capitalization of the Company as of March 30, 1996 and as adjusted to reflect the application of the estimated net proceeds from the sale of 1,900,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $13.00 per share. This table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                              MARCH 30, 1996
                                                            -------------------
                                                            ACTUAL  AS ADJUSTED
                                                            ------- -----------
                                                              (IN THOUSANDS)
Short-term debt:
  Revolving line of credit................................. $20,613   $  --
                                                            =======   =======
  Current portion of long-term debt (1).................... $ 1,173   $   286
Long-term debt (2).........................................   3,110     2,562
Stockholders' equity (3):
  Preferred stock, $0.10 par value per share; pro forma:
   1,000,000 shares authorized, none issued and
   outstanding.............................................
  Common stock, no par value per share; pro forma:
   29,000,000 shares authorized, 8,000,000 shares issued
   and outstanding; as adjusted: 9,900,000 shares issued
   and outstanding.........................................      10        10
  Additional paid-in capital...............................     344    22,131
  Retained earnings........................................   1,691     1,691
                                                            -------   -------
   Total stockholders' equity..............................   2,045    23,832
                                                            -------   -------
   Total capitalization.................................... $ 6,328   $26,680
                                                            =======   =======

- --------

(1) Includes $36,000 of debt owed by the 189 Wells Avenue Realty Trust (the "Realty Trust"), of which the Selling Stockholder is the sole beneficiary and an executive officer of the Company is the sole trustee. See Note 5 to "Selected Consolidated Financial Data" and Note 13 to Consolidated Financial Statements.

(2) Includes $2,062,000 of debt owed by the Realty Trust. See Note 5 to "Selected Consolidated Financial Data" and Note 13 to Consolidated Financial Statements.

(3) Gives effect to the increase in the Company's authorized capital stock, to be effective on or before the effective date of the Registration Statement of which this Prospectus is a part, to 1,000,000 shares of Preferred Stock and 29,000,000 shares of Common Stock. See "Prospectus Summary" and "Description of Capital Stock." Excludes 1,106,500 shares of Common Stock issuable upon exercise of outstanding stock options as of March 30, 1996 at a weighted average exercise price of $11.00 per share. See
    "Management -- Stock Awards."

                                   DILUTION

  The net tangible book value of the Company's Common Stock as of March 30, 1996 was approximately $1.2 million or $0.16 per share. Net tangible book value per share represents the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding.

  After giving effect to the sale of the 1,900,000 shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $13.00 per share and the receipt of the net proceeds therefrom, the pro forma net tangible book value of the Company as of March 30, 1996 would have been approximately $23.0 million or $2.33 per share. This represents an immediate increase in net tangible book value of $2.17 per share to the Selling Stockholder and an immediate dilution in net tangible book value of $10.67 per share to purchasers of Common Stock in this offering. The following table illustrates the per share dilution as of March 30, 1996:

Assumed initial public offering price per share....................       $13.00
  Net tangible book value per share as of March 30, 1996........... $0.16
  Increase per share attributable to new stockholders..............  2.17
                                                                    -----
Pro forma net tangible book value per share after offering.........         2.33
                                                                          ------
Dilution per share to new stockholders.............................       $10.67
                                                                          ======

  The following table sets forth on a pro forma basis the number of shares purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholder and new stockholders:

                                SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                ----------------- ------------------- PRICE PAID
                                 NUMBER   PERCENT   AMOUNT    PERCENT PER SHARE
                                --------- ------- ----------- ------- ----------
Selling Stockholder............ 8,000,000   80.8% $   465,000    1.8%   $ 0.06
New stockholders............... 1,900,000   19.2   24,700,000   98.2     13.00
                                ---------  -----  -----------  -----
  Total........................ 9,900,000  100.0% $25,165,000  100.0%
                                =========  =====  ===========  =====

  The foregoing table assumes no exercise of any stock options. At March 30, 1996, there were outstanding options to purchase 1,106,500 shares at a weighted average exercise price of $11.00 per share. To the extent such options are exercised, there will be further dilution to new stockholders.

  The sale of shares by the Selling Stockholder in this offering will reduce the number of shares held by the Selling Stockholder to 7,700,000 shares or approximately 77.8% of the Company's outstanding Common Stock immediately after the offering (75.3% if the Underwriters' over-allotment is exercised in full), and will increase the number of shares held by new stockholders to 2,200,000 shares or 22.2% of the Company's outstanding Common Stock immediately after the offering (2,530,000 shares or 24.7% if the Underwriters' over-allotment is exercised in full). See "Principal and Selling Stockholder."

                   SELECTED CONSOLIDATED FINANCIAL DATA

  The following table contains certain selected consolidated financial data and is derived from the more detailed Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus. The Consolidated Balance Sheet Data at May 31, 1994, June 24, 1995 and March 30, 1996 and the Consolidated Statement of Income Data for each of the two years in the period ended May 31, 1994, for the year ended June 24, 1995 and for the nine months ended March 30, 1996 have been derived from the Consolidated Financial Statements of the Company that have been audited by Price Waterhouse LLP, independent accountants, and are included elsewhere in this Prospectus. The Consolidated Balance Sheet Data as of May 31, 1991, 1992 and 1993 and the Consolidated Statement of Income Data for each of the two years in the period ended May 31, 1992 have been derived from the Company's audited Consolidated Financial Statements. The Consolidated Statement of Income Data for the nine months ended March 25, 1995 has been derived from unaudited financial statements also appearing herein and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim period. Operating results for the nine months ended March 30, 1996 are not necessarily indicative of results for future periods. The selected consolidated financial data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                         YEAR ENDED                NINE MONTHS ENDED
                          ---------------------------------------- -----------------
                                      MAY 31,
                          ------------------------------- JUNE 24, MAR. 25, MAR. 30,
                           1991    1992    1993    1994   1995 (1)   1995     1996
                          ------- ------- ------- ------- -------- -------- --------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DA-
 TA:
Revenue.................  $16,927 $24,021 $39,845 $60,367 $98,687  $70,258  $102,094
Cost of revenue.........   12,774  18,358  30,630  46,262  74,288   53,033    75,210
                          ------- ------- ------- ------- -------  -------  --------
Gross profit............    4,153   5,663   9,215  14,105  24,399   17,225    26,884
Selling, general and ad-
 ministrative
 expenses...............    3,812   4,760   8,319  12,831  22,925   16,091    22,768
                          ------- ------- ------- ------- -------  -------  --------
Income from operations..      341     903     896   1,274   1,474    1,134     4,116
Interest and other ex-
 pense, net.............      100     163     292     459   1,145      741     1,525
                          ------- ------- ------- ------- -------  -------  --------
Income before taxes.....      241     740     604     815     329      393     2,591
Provision for income
 taxes..................       98     218     281     430       4      113     1,208
                          ------- ------- ------- ------- -------  -------  --------
Net income..............  $   143 $   522 $   323 $   385 $   325  $   280  $  1,383
                          ======= ======= ======= ======= =======  =======  ========
Distributions to stock-
 holder (2).............    --      --    $    50   --       --       --    $  1,511
                          ------- ------- ------- ------- -------  -------  --------
Income before taxes.....                                  $   329  $   393  $  2,591
Pro forma provision for
 income
 taxes (3)..............                                      243      221     1,130
                                                          -------  -------  --------
Pro forma net in-
 come (3)...............                                  $    86  $   172  $  1,461
                                                          =======  =======  ========
Pro forma net income per
 share (3)..............                                  $  0.01  $  0.02  $   0.18
                                                          =======  =======  ========
Weighted average common
 and common equivalent
 shares
 outstanding (4)........                                    8,173    8,173     8,173
                                                          =======  =======  ========

                                         MAY 31,
                                 --------------------------  JUNE 24, MARCH 30,
                                 1991   1992  1993    1994     1995   1996 (5)
                                 -----  ----- -----  ------  -------- ---------
                                               (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents.......  --     --    --      --       --       --
Working capital................. $  (2) $ 409 $(138) $ (364)  $ (576)  $ (748)
Total assets.................... 2,758  5,556 9,477  15,530   28,643   34,884
Total debt...................... 1,426  3,756 6,147   9,361   20,438   25,053
Stockholder's equity............   531  1,123 1,596   2,136    2,284    2,045

(1) The Company changed its fiscal year end from May 31 to the last Saturday in June, effective with the fiscal year ended June 24, 1995. Accordingly, the June 1994 results are not included in the data presented above. See
     Note 2 to Consolidated Financial Statements.

(2) For the nine months ended March 30, 1996, includes $862,000 distributed to the Selling Stockholder on the common stock of ARI and $649,000 distributed by the Realty Trust to the Selling Stockholder upon refinancing of the Realty Trust's mortgage. See Note 5 below.

(3) The Company effected the Merger on January 1, 1996. The pro forma data have been computed as if ARI, which was an S corporation for federal and state income tax purposes, were subject to federal and all applicable state corporate income taxes since February 1991, based on the statutory tax rates and the tax laws then in effect. See Notes 2, 8 and 14 to Consolidated Financial Statements.

(4) Weighted average common and common equivalent shares outstanding consists of 8,000,000 shares of Common Stock after giving effect to the Merger and stock split described under "Prospectus Summary" and 173,308 shares related to the dilution attributable to options granted in the twelve months prior to the offering using the treasury stock method.

(5) In conjunction with the renegotiation of the Company's lease with the Realty Trust, the accounts of the Realty Trust have been consolidated with those of the Company, commencing September 19, 1995. See Note 13 to Consolidated Financial Statements.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

  The Registry, Inc. provides information technology (IT) consultants on a contract basis to organizations with complex IT operations. These consultants, billed primarily on an hourly basis, typically work on engagements lasting from six to twelve months. The Registry has grown from four offices and $16.9 million of revenue in fiscal 1991 to 23 offices and $98.7 million of revenue in fiscal 1995.

  Revenue growth is derived primarily from increases in the number of IT consultants placed with existing clients and the addition of new clients. In recent years, the Company has also been able to increase the average billing rates for its IT consultants as economic conditions have improved and the demand for skilled and experienced professionals has increased. Revenue is recognized as services are provided and the majority of clients are billed on a weekly basis. In fiscal 1995, approximately 36.5% of the Company's revenue was derived from its top 10 clients, with no client accounting for more than 6.0%.

  Because the Company only derives revenue when its consultants are actually working, its operating results are adversely affected when client facilities are closed due to holidays or inclement weather. In particular, the Company experiences a certain amount of seasonality in its second fiscal quarter because of the number of holidays falling in such quarter. In addition, the Company generally experiences lower operating margins in its third fiscal quarter due in part to the timing of unemployment tax accruals.

  Since its founding in 1986, the Company has had an aggressive expansion plan and growth strategy. The Company opened six offices between fiscal 1986 and 1992; three in fiscal 1993; seven in fiscal 1994 and five in fiscal 1995. The increase in the number of offices has resulted in an increase in revenue for each year, but has in some cases adversely impacted net income. In most instances, new offices have experienced either losses or marginal profitability for approximately 12 to 18 months after opening. In certain cases, branches that have achieved profitability have not remained profitable on a consistent basis.

  Beginning in fiscal 1996, the Company implemented tighter cost controls and a compensation program based on operating profitability rather than revenue growth. Further, the Company has sought to improve profitability by increasing the number of full-time, salaried staff consultants, who generally produce higher margins than the Company's hourly IT consultants. Apart from its core IT professional services and in response to market opportunities, the Company has introduced new service offerings, including the Network Systems Consulting Practice (NSCP) and the Documentation Services Practice (DSP), both of which are established practices, as well as a recently introduced Help Desk Practice.

  Through December 31, 1995, ARI was an S corporation for federal and state income tax purposes and, accordingly, was not subject to corporate income taxes. As a result, the Company believes that direct comparisons of historical provisions for income taxes are not meaningful.

  In conjunction with the renegotiation of the Company's leases with the Realty Trust, the accounts of the Realty Trust have been consolidated with those of the Company, commencing September 19, 1995. The effect of this consolidation was to increase fixed assets by approximately $1.7 million and long-term debt by approximately $2.1 million at March 30, 1996. The consolidation of the Realty Trust did not have a significant effect on the Company's results of operations, nor is it expected to have a significant effect in the future. See Note 13 to Consolidated Financial Statements.

RESULTS OF OPERATIONS

  The following table summarizes the Company's significant operating results as a percentage of revenue for each of the periods indicated.

                                       YEAR ENDED        NINE MONTHS ENDED
                                ------------------------ --------------------
                                MAY 31, MAY 31, JUNE 24, MAR.25,    MAR. 30,
                                 1993    1994     1995     1995       1996
                                ------- ------- -------- --------   ---------
Revenue........................  100.0%  100.0%  100.0%      100.0%     100.0%
Cost of revenue................   76.9    76.7    75.3        75.5       73.7
                                 -----   -----   -----    --------   --------
Gross profit...................   23.1    23.3    24.7        24.5       26.3
Selling, general and adminis-
 trative expenses..............   20.9    21.2    23.2        22.9       22.3
                                 -----   -----   -----    --------   --------
Income from operations.........    2.2     2.1     1.5         1.6        4.0
Interest and other expense,
 net...........................    0.7     0.8     1.2         1.0        1.5
                                 -----   -----   -----    --------   --------
Income before taxes............    1.5%    1.3%    0.3%        0.6%       2.5%
                                 =====   =====   =====    ========   ========

NINE MONTHS ENDED MARCH 30, 1996 AND MARCH 25, 1995

  Revenue. Revenue increased 45.2% to $102.1 million for the first nine months of fiscal 1996 from $70.3 million in the first nine months of fiscal 1995. This increase was attributable primarily to an increase in revenue from professional services and to a lesser extent from additional service offerings provided by the Company's practices. The increase in revenue from professional services was primarily due to the growth in sales within existing offices and the continued maturation of newer branch offices resulting in a greater number of IT consultants placed with the Company's clients during the period. To a lesser extent, the increase in revenue resulted from an increase in average hourly billing rates charged for the Company's IT consultants.

  Gross Profit. Gross profit increased 56.4% to $26.9 million for the first nine months of fiscal 1996 from $17.2 million in the comparable prior period. As a percentage of revenue, gross profit increased to 26.3% for the period compared to 24.5% for the comparable prior period. This increase was attributable primarily to a higher average hourly billing rate charged for the Company's IT consultants during this period. In addition, the increase in gross profit as a percentage of revenue was favorably impacted by the growth in relatively higher margin new service offerings and an increase in staff IT consultants.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by 41.6% to $22.8 million for the first nine months of fiscal 1996 from $16.1 million in the comparable prior period. As a percentage of revenue, selling, general and administrative expenses decreased to 22.3% for the period compared to 22.9% for the comparable prior period. This decrease was attributable primarily to the growth in revenue during a period in which there was limited expansion into new markets and a relative slowing in the hiring of additional Resource Managers, Account Managers and corporate staff.

  Interest and Other Expense, Net. Interest and other expense, net, increased to $1.5 million for the first nine months of fiscal 1996 from $741,000 in the comparable prior period. This increase was attributable primarily to the increased borrowings under the Company's line of credit resulting from the increase in working capital requirements associated with the Company's sales growth.

FISCAL YEARS ENDED JUNE 24, 1995 AND MAY 31, 1994

  Revenue. Revenue increased 63.4% to $98.7 million for fiscal 1995 from $60.4 million for fiscal 1994. Of this increase, $30.7 million was derived from existing branch offices with the remaining $7.6 million derived from new branch offices opened during the year. Approximately half of the increase attributable to new branch offices was derived from one of the Company's key clients. Overall, most existing branch offices exhibited significant sales increases as demand for IT professional services increased. In addition, the increase in revenue resulted to a lesser extent from an increase in the average hourly billing rates charged for the Company's IT consultants.

  Gross Profit. Gross profit increased 73.0% to $24.4 million for fiscal 1995 from $14.1 million for fiscal 1994. As a percentage of revenue, gross profit increased to 24.7% for fiscal 1995 from 23.3% for fiscal 1994. This increase was attributable primarily to a higher average hourly billing rate charged for the Company's IT consultants during the period.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 78.9% to $22.9 million for fiscal 1995 from $12.8 million for fiscal 1994. As a percentage of revenue, selling, general and administrative expenses increased to 23.2% for fiscal 1995 from 21.2% for fiscal 1994. This increase was attributable primarily to the opening of five branch offices during the year and the staffing of those offices. To a lesser extent, the increase in selling, general and administrative expenses resulted from an increase in corporate staff needed to support an increased number of branches.

  Interest and Other Expense, Net. Interest and other expense, net, increased to $1.1 million for fiscal 1995 from $459,000 for fiscal 1994. This increase was attributable to the increased borrowings under the Company's line of credit resulting from the increase in working capital requirements associated with the Company's sales growth. In addition, the increase in interest expense resulted in part from a nominal increase in interest rates.

MONTH ENDED JUNE 25, 1994

  During the month of June 1994, the Company sustained a loss of $177,000. This loss was due primarily to the opening of five branch offices during the previous quarter, all of which sustained operating losses during the month, and the staffing of those offices. In addition, four previously opened offices were still operating at a loss during the month. Thus, nine of eighteen branch offices incurred losses during the month.

FISCAL YEARS ENDED MAY 31, 1994 AND MAY 31, 1993

  Revenue. Revenue increased 51.8% to $60.4 million for fiscal 1994 from $39.8 million for fiscal 1993. Of this increase, approximately $19.2 million or 93.2% was derived from existing branch offices, with the remaining $1.4 million derived from new branch offices. The increase was attributable primarily to an increase in the number of IT consultants placed with the Company's clients during the period and, to a lesser extent, higher average hourly billing rates charged for the Company's IT consultants during this period.

  Gross Profit. Gross profit increased 53.3% to $14.1 million for fiscal 1994 from $9.2 million for fiscal 1994. As a percentage of revenue, gross profit increased to 23.3% for fiscal 1994 from 23.1% for fiscal 1993 as average hourly billing rates remained relatively stable during the period.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 54.2% to $12.8 million for fiscal 1994 from $8.3 million for fiscal 1993. As a percentage of revenue, selling, general and administrative expenses increased to 21.2% for fiscal 1994 from 20.9% for fiscal 1993. This increase resulted primarily from the opening of seven branch offices during the year and the staffing of those offices.

  Interest and Other Expense, Net. Interest and other expense, net, increased to $459,000 for fiscal 1994 from $292,000 for fiscal 1993. This increase was attributable to the increased borrowings under the Company's line of credit resulting from the increase in working capital requirements associated with the Company's sales growth.

QUARTERLY RESULTS

  The following table sets forth certain unaudited quarterly operating information for each of the seven quarters ending with the quarter ended March 30, 1996, both in dollars and as a percentage of revenue. This data has been prepared on the same basis as the audited financial statements contained elsewhere in this Prospectus and includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the periods presented, when read in conjunction with the Company's Consolidated Financial Statements and related Notes thereto. Results for any previous fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

                                                    THREE MONTHS ENDED
                          -----------------------------------------------------------------------
                          SEPT. 1994 DEC. 1994 MAR. 1995 JUNE 1995 SEPT. 1995 DEC. 1995 MAR. 1996
                          ---------- --------- --------- --------- ---------- --------- ---------
STATEMENT OF INCOME
 DATA:
Revenue.................   $21,171    $24,607   $24,480   $28,429   $31,682    $32,077   $38,335
Cost of revenue.........    15,993     18,632    18,408    21,255    23,360     23,487    28,363
                           -------    -------   -------   -------   -------    -------   -------
Gross profit............     5,178      5,975     6,072     7,174     8,322      8,590     9,972
Selling, general and
 administrative
 expenses...............     4,600      5,496     5,995     6,834     7,186      7,397     8,185
                           -------    -------   -------   -------   -------    -------   -------
Income from operations..       578        479        77       340     1,136      1,193     1,787
Interest and other
 expense, net...........       204        256       281       404       470        443       612
                           -------    -------   -------   -------   -------    -------   -------
Income (loss) before
 taxes..................   $   374    $   223   $  (204)  $   (64)  $   666    $   750   $ 1,175
                           =======    =======   =======   =======   =======    =======   =======
AS A PERCENTAGE OF
 REVENUE:
Revenue.................     100.0%     100.0%    100.0%    100.0%    100.0%     100.0%    100.0%
Cost of revenue.........      75.6       75.7      75.2      74.8      73.7       73.2      74.0
                           -------    -------   -------   -------   -------    -------   -------
Gross profit............      24.4       24.3      24.8      25.2      26.3       26.8      26.0
Selling, general and
 administrative
 expenses...............      21.7       22.3      24.5      24.0      22.7       23.1      21.3
                           -------    -------   -------   -------   -------    -------   -------
Income from operations..       2.7        2.0       0.3       1.2       3.6        3.7       4.7
Interest and other
 expense, net...........       0.9        1.1       1.1       1.4       1.5        1.4       1.6
                           -------    -------   -------   -------   -------    -------   -------
Income (loss) before
 taxes..................       1.8%       0.9%    (0.8)%    (0.2)%      2.1%       2.3%      3.1%
                           =======    =======   =======   =======   =======    =======   =======
SELECTED OPERATING DATA:
Average number of IT
 consultants working
 during period..........       884        956     1,033     1,076     1,092      1,181     1,334

  The above quarterly data reflects the results of operations for 13 weeks, except for the September 1995 quarter which includes 14 weeks. The March 1995 and 1996 revenue reflects in some part the seasonality of the business and the impact of the additional employment taxes on profitability.

  During the October to December quarter, the number of holidays and vacation days marginally reduces revenue. Some clients also close operations completely during the last week of the year. The Company also experiences a lower operating profit margin in its third fiscal quarter, the January to March quarter, in part as a result of higher unemployment tax accruals and, to a lesser extent, FICA taxes which are expensed as incurred. During this quarter, the unemployment tax, which is based on the first $7,000-$20,000 of wages for each employee, depending on the state, is significantly higher than other quarters.

  The increase in the average number of IT consultants working during each period reflected in the quarterly data shown above was the primary factor in revenue growth for the periods shown.

LIQUIDITY AND CAPITAL RESOURCES

  The Company's principal capital requirement is to fund working capital to support its growth. The Company utilizes an asset-based loan to fund all of its working capital requirements. All receipts are collected by the bank and used to reduce the amount of the loan. All disbursements are posted by the bank against the loan, increasing the amount of the loan. Thus, the Company does not maintain a cash balance. As of March 1, 1996, the Company entered into a $25 million revolving advance facility with BNY Financial Corporation (the "Line of Credit"). This facility allows the Company to borrow the lesser of the sum of 85% of eligible receivables (approximately $20 million as of March 30, 1996) or $25 million. The Line of Credit is secured by all of the Company's assets and contains certain restrictive covenants, including limitations on amounts of loans the Company may extend to officers and employees, the incurrence of additional debt and the payment of dividends on the Company's common or preferred stock. Additionally, the agreement requires the maintenance of certain financial ratios, including minimum tangible net worth and a limit on the ratio of total liabilities to total tangible net worth. The Company was on March 30, 1996 and is currently in compliance with these financial covenants.

  As of March 30, 1996, the principal amount outstanding under the Line of Credit, excluding outstanding checks and deposits that have been included in the line of credit balance in the Company's Consolidated Financial Statements, was $18.9 million, and approximately $1 million remained available for borrowing. The Line of Credit bears an interest rate of LIBOR plus 2.5% or the Bank of New York alternate base rate plus 0.5% at the Company's option. As of March 30, 1996, the Company had borrowed $16.1 million under the LIBOR rate and had $2.8 million outstanding under the alternate base rate. The Company intends to repay all of the borrowings under the Line of Credit with a portion of the proceeds from the offering. Following such repayment, the Company will maintain the Line of Credit for future financing requirements.

  The Company had negative cash flow from operations of $1.2 million for the nine-month period ended March 30, 1996. The Company had negative cash flow from operations of $2.9 million and $7.1 million for fiscal 1994 and fiscal 1995, respectively. The primary sources of cash from operations during the nine-month period ended March 30, 1996 were: $1.4 million in net income, net of $633,000 in non-cash depreciation and amortization expenses; an increase of $1.1 million in income taxes payable as a result of the conversion of ARI to a C corporation effective January 1, 1996; and an increase of $1.4 million in accrued salaries, wages and expenses. The primary use of cash in operations was an increase of $4.7 million in accounts receivable resulting from the Company's sales growth. The primary sources of cash from operations in fiscal 1995 were $325,000 in net income, net of $517,000 in non-cash depreciation and amortization expenses, and an increase of $910,000 in accounts payable. The primary use of cash from operations was an increase of $9.7 million in accounts receivable. The primary sources of cash from operations in fiscal 1994 were $385,000 in net income, net of $196,000 in non-cash depreciation expense, and an increase of $1.7 million in accrued salaries, wages and expenses. The primary use of cash from operations in fiscal 1994 was an increase of $5.7 million in accounts receivable.

  The Company used $278,000 of cash for investing activities for the nine-month period ended March 30, 1996. The primary use of cash from investing activities during this period was the purchase of $973,000 in fixed assets. The primary source of cash was the net repayment of $695,000 in notes receivable from officers. The Company used $2.6 million of cash in investing activities in fiscal 1995. The primary use of cash in investing activities in such period was the purchase of fixed assets of $1.9 million and an increase in notes receivable from officers of $406,000. The Company used $465,000 of cash in investing activities in fiscal 1994. The primary use of cash in investing activities in such period was the purchase of fixed assets of $578,000.

  For the nine months ended March 30, 1996 the Company generated $1.4 million in cash from financing activities. The primary source of cash during this period was provided by net borrowings of $2.7 million on the Line of Credit. The Company also borrowed $745,000 from a leasing company, and the Realty Trust received $1.4 million in proceeds from the refinancing of its existing mortgage loan. The primary uses of cash in this period were the repayment of $1.9 million of the Company's long-term debt and capital leases and the distribution of $1.5 million to the Selling Stockholder, including $649,000 distributed to the Selling Stockholder as the sole beneficiary of the Realty Trust. During fiscal 1995, the Company was provided $9.7 million in cash by financing activities. The primary source of cash was provided by the Company's line of credit in the amount of $8.0 million. The Company was also provided $2.1 million in cash through a leasing company. This financing was used to fund the acquisition of fixed assets. During fiscal 1994, the Company was provided $3.4 million in cash from financing activities. The primary source of cash was provided by the Company's line of credit in the amount of $3.3 million.

  The Company anticipates that its primary uses of working capital in future periods will be for funding growth, either through acquisitions, the internal development of new branches or the development of new service offerings. The Company also anticipates making approximately $2.5 million in capital expenditures in the next 12 months principally to upgrade its computer system. In connection with a 1994 acquisition, the Company may be obligated to make certain contingent payments during the next several years. See "Certain Transactions" and Note 3 to Consolidated Financial Statements. The Company does not believe that such payments would have a material impact on the Company's liquidity, results of operations or capital requirements. The Company's principal capital requirement is working capital to support the accounts receivable associated with its revenue growth. The Company believes that the proceeds from the offering, together with cash flow from operations and borrowings under the Line of Credit, will be sufficient to meet the Company's presently anticipated working capital needs for at least the next 12 months. See "Use of Proceeds."

RECENTLY ISSUED ACCOUNTING STANDARD

  In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which requires adoption of the disclosure provisions no later than fiscal years beginning after December 15, 1995 and adoption of the recognition and measurement provisions for nonemployee transactions no later than December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

  Pursuant to the new standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but would be required to disclose in a note to the financial statements pro forma net income and, if presented, earnings per share as if the Company had applied the new method of accounting.

  The accounting requirements of the new method are effective for all employee awards granted after the beginning of the fiscal year of adoption. The Company has not yet determined if it will adopt the fair value method of accounting for employee stock-based compensation, nor has it determined the effect the new standard will have on net income and earnings per share should it elect to make such a change. Adoption of the new standard will have no effect on the Company's cash flows.

                                   BUSINESS

  The Registry, Inc. ("The Registry" or the "Company") provides information technology (IT) consultants on a contract basis to organizations with complex IT operations. The Company currently has more than 1,400 IT consultants placed with its clients to assist them in implementing solutions for systems and applications development, in such areas as distributed network design, database design and development and client/server migration. These consultants, billed primarily on an hourly basis, typically work on engagements lasting from six to twelve months. In 1995, the Company provided IT consultants to approximately 350 clients in a diverse range of industries, including MCI Telecommunications Corporation, Putnam Investments, Inc., Digital Equipment Corp., Pepsi Cola International and Pfizer Inc. The Registry has grown from four offices and $16.9 million in revenue in fiscal 1991 to 23 offices and $130.5 million of revenue for the twelve months ended March 30, 1996.

INDUSTRY OVERVIEW

  In recent years, the growth of the information services industry has been driven by companies' increasing reliance on information technology as a strategic tool, the shift to distributed computing and the proliferation of multi-vendor computing environments. As companies struggle to integrate multiple processing platforms and applications which serve an increasing number of end-users, systems and applications development has become increasingly challenging. As organizations continue to focus on their core competencies and strive to operate more efficiently with fewer people, managing and planning staffing requirements to meet their IT needs becomes more difficult.

  Confronted with the challenge of designing, implementing and operating more complex information systems without enlarging corporate staff, businesses are increasingly turning to IT service providers to augment their in-house IT operations. Using the services of IT consultants allows companies to: (i) focus on their core business; (ii) access specialized technical skills; (iii) implement flexible staffing, providing a variable cost solution to a fixed cost problem; and (iv) reduce the cost of recruiting, training and terminating employees as IT requirements change.

  There are a number of competitive factors within the highly fragmented IT services industry. These factors include, among others, IT services providers' ability to: (i) identify, recruit and retain highly qualified software engineers; (ii) provide software application and development services across a broad range of platforms and technologies; and (iii) serve clients across multiple locations.

  In recent years, the IT services industry has grown significantly. According to a 1996 study by Dataquest, Inc., the U.S. market for IT implementation/integration and development services was estimated at $13.4 billion in 1994 and is projected to grow to $24.2 billion in 1999.

BUSINESS STRATEGY

  The Registry's goal is to be a leading nationwide provider of IT professional services for organizations with complex IT operations. The Company's business strategy encompasses the following elements:

  . Emphasize Resource Management. The Company believes that its ability to provide the highest quality, most professional IT consultants is critical to its success. The Company's Delivery Management System is designed to effectively identify, qualify, place and retain IT consultants. Each of the Company's 103 Resource Managers recruits in one of five specific technology sectors, enabling the Company to more effectively match the skills of its IT consultants with the needs of its clients. To attract and retain IT consultants, the Company offers them a comprehensive benefits package and actively remarkets them before their engagement ends. In addition, the Company's National Resource Delivery Team (NRDT), a group of Resource Managers based at the Company's headquarters, helps coordinate recruiting efforts with the local branch offices to provide access to consultants from across the nation when local resources for a particular skill set are scarce. The NRDT, along with local Resource Managers, utilize the Company's database that contains the resumes of approximately 100,000 IT consultants that have been submitted to the Company. Although only certain of the individuals whose resumes are included in the Company's database are available for placement at any particular time, the database facilitates the identification of qualified IT consultants to the extent of their availability. The Company believes that its resource management methodologies have been and will continue to be a significant factor in its ability to grow.

  . Focus on Application Development and Software Engineering. Many of the Company's clients are leaders in adopting emerging computing technologies. The Company provides IT consultants for application development and software engineering in areas such as networking and communications, migration from legacy systems, workgroup/desktop applications, database design and development and Internet. In addition to differentiating the Company's service offerings from those of other IT service providers, this focus on application development and software engineering provides the Company an opportunity to enhance margins by moving away from the commodity pricing more typical for IT consultants providing routine operations and maintenance services. In addition, this focus enables the Company to offer its IT consultants the opportunity to work on challenging projects, which the Company believes is a significant advantage in attracting and retaining highly skilled professionals.

  . Build Client Relationships. The Registry's goal is to become an extension of its clients' IT departments. The Company seeks long-term relationships as a primary IT service provider for companies which have complex IT operations and for which IT development is a strategic tool and not merely a support function. The Company believes that this relationship-oriented approach results in greater client satisfaction and reduces business development expense. By helping its clients assess their future staffing needs in their IT planning process, the Company is better able to anticipate opportunities to provide additional services. Of the Company's top 10 clients in calendar 1993, seven were among the Company's top 10 clients in calendar 1995.

  . Maintain and Expand National Presence. The Company believes that larger organizations with multiple locations prefer to deal with IT service providers that can provide consistent and high quality services on a nationwide basis. The Company has focused from its inception on establishing a nationwide presence to take advantage of the enhanced delivery capabilities resulting from a nationwide resource pool as well as to focus on and serve national accounts. The Registry has 23 offices across the country allowing national coverage for larger accounts and mobility for IT consultants. In the future, the Company's decision to establish a new office will be influenced, in part, by the extent to which it can help increase the Company's national presence and assist in serving national accounts.

GROWTH STRATEGY

  The Company's growth has been achieved primarily through branch expansion and, to a lesser extent, the development of new service offerings, rather than through acquisitions. The Company believes, however, that a balance of internal growth and selective acquisitions will best position the Company to capitalize on opportunities in the IT professional services industry. The Company's growth strategy consists of five primary components:

  . Concentrate on Existing Branch Development. The Company believes that there are substantial opportunities for increasing revenue in existing branches, 17 of which have been open for less than four years. The Company's strategy is to increase sales to existing clients by increasing the number of IT consultants placed with these clients and by offering them additional services. As a result of its involvement in the IT planning process of many of its clients, the Company is often afforded an opportunity to anticipate clients' needs for additional IT consultants and services. In addition, the Company seeks to selectively expand its client base within existing markets.

  . Expand National Accounts. The Company is currently focusing on national account development and has identified certain systems integrators, computer manufacturers and telecommunications firms as potential national accounts. These accounts present an array of unique operational challenges, such as coordinating service delivery across divisional lines and providing centralized invoicing. The Company believes that its national presence and national resource management capabilities will enable it to meet these challenges.

  . Implement Satellite Branch Expansion. The Company believes that opportunities exist for additional satellite expansion. From existing branch offices, the Company has successfully developed satellite offices in certain regions. This method of developing opportunities in given geographic areas allows the Company to expand its client and consultant base while leveraging existing infrastructure and reducing start-up costs. For example, the Durham, North Carolina office served as a hub for the opening of satellite offices in Charlotte and Greensboro, North Carolina.

  . Acquire Complementary Businesses. The Company may seek to acquire companies in the IT professional services industry to facilitate its expansion into new geographic areas or to acquire technology businesses that offer complementary services. The Company believes that the fragmented nature of the IT professional services industry presents a number of opportunities for growth through acquisition.

  . Develop New Service Offerings. The Company intends to continue its practice of encouraging individual branches to develop complementary services, such as the Documentation Services Practice and the recently introduced Help Desk Practice. These services can then be expanded on a national level after their viability and profitability is demonstrated at a local level.

THE REGISTRY'S SERVICES

  The Registry provides IT professional services on a contract basis for application development and software engineering. In addition, the Company has recently introduced service offerings in three specialized practice areas: network systems consulting, documentation services and help desk services.

 IT Professional Services

  The Company organizes its IT professional services in five sectors: networks and communications; legacy systems; workgroup/desktop; database design and development; and Internet. Networks and communications engagements generally involve distributed network design and implementation or optimization and connectivity services in both local area networks (LANs) and wide area networks (WANs). Legacy system engagements address challenges in the migration of legacy applications to a client/server environment, large systems development and general legacy (primarily IBM and Digital VAX/VMS) support. Workgroup/desktop engagements involve front-end graphical user interface (GUI) development, rapid application prototyping and development, object-oriented development and workgroup application services. Database design and development assignments involve design, development and implementation of relational database applications and systems. Internet engagements include Web Page design, Internet security design issues and intranetworking systems development.

  The following table sets forth examples of assignments the Company's IT consultants have completed within each of these five sectors and examples of the skill sets typically required of consultants working on these assignments. Most projects are performed jointly with clients' internal IT personnel.

                     THE REGISTRY'S PROFESSIONAL SERVICES


   TECHNOLOGY SECTORS              EXAMPLES            GENERAL SKILLS REQUIRED

 Networks and
 Communications........... Integration of Network     . UNIX/TCP-IP/IPX
                           Protocols for a Systems      Development
                           Integrator                 . SNMP Network
                                                        Management Development

                           Development of an          . LAN/WAN Architecture
                           Object-Oriented
                           Front-End of a Network
                           Management System for a
                           Software Manufacturer



 Legacy Systems........... Development of an On-      . IBM/COBOL/CICS
                           Line Portfolio             . VAX/VMS Application
                           Accounting System for a      Development and
                           Mutual Fund                  Systems Administration

                           Development of a Billing   . IMS Systems
                           System for a Long            Programming
                           Distance
                           Telecommunications
                           Company


 Workgroup/Desktop........ Migration to New           . NT/C++/GUI Development
                           Operating System for a     . MS Windows/Windows 95/
                           Software Developer           Windows NT
                                                        Architecture and
                                                        Development
                           Development of an          . Visual Basic
                           Investment Management        Design/OBDC
                           Reporting System for a
                           Financial Services
                           Company

 Database Design and
 Development ............. Design and Development     . Sybase/UNIX/C++/Tuxedo
                           of a Reporting and         . Oracle DBA
                           Switching System for a     . Powerbuilder/Sybase
                           Telecommunications           Client Server
                           Company                      Development

                           Design and Development
                           of a Loan Processing
                           System for a Bank



 Internet................. Web Site Development for   . HTML/WWW Design &
                           a Telecommunications         Development
                           Company                    . UNIX/Systems
                                                        Engineer/CGI/Fire Wall
                           Design and Implementation    Development
                           of an Internet Firewall    . JAVA Development
                           Security System for a
                           Mutual Fund




 Practices

  Network Systems Consulting Practice (NSCP). In November 1994, the Company acquired the business that formed the basis for its Network Systems Consulting Practice. Based in New England and operating from locations in New York City and Chicago, the NSCP is staffed by 19 salaried employees. The NSCP provides an extensive suite of management consulting services, addressing issues such as network strategy, systems architecture and implementation. Most projects are performed on a time and materials basis, with engagements generally lasting approximately two to three months. The clients of the NSCP include systems integrators, hardware manufacturers and pharmaceutical companies.

  Documentation Services Practice (DSP). In 1994, the Company initiated its Documentation Services Practice in its Chicago branch office. The DSP assists hardware and software vendors and other organizations in developing documentation, instruction and accompanying related materials associated with introducing new or upgrading existing products. As product development cycles continue to shorten, these services, including documentation needs analysis, design and development, project management, technical writing and graphic design and illustrations, are designed to help clients produce high-quality, cost-effective documentation under heightened scheduling constraints. In addition, the DSP provides systems documentation and process consulting services to other organizations. The DSP is composed of 35 professionals including project managers, technical writers, principal consultants, a quality manager and a practice manager, of whom approximately half are salaried employees and half are hourly IT consultants. Most projects are performed on a time and materials basis, with engagements generally lasting approximately three to four months.

  Help Desk Practice. The Company is currently developing a Help Desk Practice to assist clients in identifying their help desk requirements and implementing and operating their help desk services. These services may range from providing consulting services to providing a complete outsourcing solution for a client's help desk needs.

THE REGISTRY'S DELIVERY MANAGEMENT SYSTEM

 IT Consultants

  A major challenge facing IT professional services companies is the identification and retention of highly qualified software engineers and computer programmers. The Company's typical IT consultant has an average of six to eight years of experience in application development and software engineering. The Company believes that it is able to attract and retain the highest quality IT consultants by offering the following advantages:

  . Consultants work with a Resource Manager with a single technology sector focus who understands the consultants' skills and professional interests.

  . The Company provides exposure to a variety of challenging assignments that help consultants increase their skill sets and business expertise.

  . The Company actively remarkets its consultants, allowing them to concentrate on completing their current assignment.

  . The Company offers a comprehensive benefits package comparable in coverage to those offered in many permanent employment positions.

 Resource Management

  Resource Managers are responsible for soliciting, recruiting and assessing IT consultants, developing and maintaining consultant relationships and maintaining and updating the Company's database. Although Resource Managers recruit most of the Company's IT consultants through referrals from existing IT consultants, they utilize several additional recruiting methods, including local and national print advertising, participation in technical job fairs across the nation and listing a variety of current openings on the Company's home page on the World Wide Web. The Company currently has the resumes of over 100,000 IT consultants in its database.

  As of March 30, 1996, the Company employed 103 Resource Managers located in its branch offices nationwide. This number exceeds the number of Account Managers by a ratio of 1.7 to 1 and reflects the Company's commitment to resource development. Resource Managers are typically college-educated individuals with experience in customer service, telemarketing and relationship management. They are compensated through a combination of base salary and bonus incentives based on consultant placements and gross profit margins.

 Account Management

  The Company's Account Managers manage its client relationships. Each Account Manager is responsible for approximately four to seven accounts, some of which may involve multiple operating units of a particular organization. The Account Manager's primary responsibility is to develop and implement a specific account plan for each assigned client. Each plan addresses the following areas: building and serving the client relationship; identifying and understanding the client's current and anticipated requirements; and expanding services to additional areas within the client's organization. The Company's Account Managers work closely with the Resource Managers to identify new assignments at existing client sites, staff assignments appropriately and market IT consultants to existing clients. As of March 30, 1996, the Company employed 61 Account Managers who are compensated through a combination of base salary and commission.

 The Registry's Methodology

  The Company has developed a system designed to identify, qualify, place and retain IT consultants. This system includes the following:

    Technology Sector Recruiting. Resource Management teams in each branch office recruit IT consultants who specialize in one of the five technology sectors that the Company serves. Each Resource Manager is assigned to one specific sector and is accountable for continually developing consultant relationships within, and an understanding of, that sector. This approach helps a Resource Manager stay current in a particular sector and reduce a field of potential consultants to a select list of experts particularly qualified for current openings.

    National Resource Delivery Team. The Company has established a National Resource Delivery Team (NRDT), a group of 14 Resource Managers located at the Company's corporate headquarters. Communicating daily with the Resource Managers in the Company's 23 branch offices, the NRDT helps coordinate recruiting efforts with the local branch offices to provide access to consultants from across the nation when local resources for a particular skill set are scarce. The NRDT also supports local branches with on-site auxiliary recruiters to provide added support and expertise for new office openings or the rapid growth of existing offices.

    Continuous Support and Quality. The Company believes that consultant quality is of primary importance to its clients and that clients prefer to work with vendors that have substantial quality programs in place. The Company has always maintained a proactive approach to quality initiatives, and its quality programs include a consultant orientation and a review of client satisfaction 30 days after the beginning of each engagement and at the end of each engagement. The Company actively solicits feedback from clients and IT consultants in the areas of productivity, technical performance and compatibility, as well as overall quality of the service provided, which then forms the basis for the Company's statistical analysis for quality improvement programs.

    Consultant Retention and Benefits. Clients spend valuable time and effort in the training and orientation of consultants, and, accordingly, retention until project completion is extremely important. Before completion of a project, the Company actively remarkets its consultants, which helps the Company minimize turnover. This approach allows consultants to focus on completing their current project -- often when it is in the most critical phase. The Company has recently developed a benefits package offered to its hourly IT consultants which includes comprehensive medical insurance, a prescription drug card, term life insurance, individual long-term disability insurance and a 401(k) retirement plan. These benefits underscore the Company's commitment to its consultants and further consultant loyalty and retention efforts.

OPERATIONS AND SUPPORT SERVICES

 Branch Management

  The Company's Branch Managers are accountable for branch profitability and are responsible for day-to-day branch operations, as well as business and staff development. To date, most Branch Managers have been promoted from within and thus bring with them an appreciation for the Company's culture. Management believes that this approach has allowed the Company to maintain consistent standards during a period of rapid growth. Branch Managers are compensated through a combination of base salary and bonus incentives based on branch profitability.

  Staffing levels of branch offices vary depending on the maturity of an office and range from two Resource Managers, one Account Manager, one administrative staff and a Branch Manager for a recently opened office to nine Resource Managers, six Account Managers, three administrative staff and a Branch Manager for a larger, more established office. Satellite offices benefit from sharing certain staff resources with neighboring branches.

  The following chart lists the Company's 23 branch offices and the fiscal year in which they opened:

                             FISCAL
LOCATION                   YEAR OPENED
- --------                   -----------
Newton, Massachusetts....     1987
McLean, Virginia.........     1987
Durham, North Carolina...     1990
Atlanta, Georgia.........     1991
Chicago, Illinois........     1992
Richmond, Virginia.......     1992
Cleveland, Ohio..........     1993
Rye Brook, New York......     1993
Boston, Massachusetts....     1993
Ft. Lauderdale, Florida..     1994
Rosemont, Illinois.......     1994
Dallas, Texas............     1994

                                FISCAL
LOCATION                      YEAR OPENED
- --------                      -----------
Denver, Colorado............     1994
Greensboro, North Carolina..     1994
New York, New York..........     1994
Santa Clara, California.....     1994
Seattle, Washington.........     1995
Columbus, Ohio..............     1995
Stratham, New Hampshire.....     1995
Charlotte, North Carolina...     1995
Rolling Meadows, Illinois
 (DSP)......................     1995
New York, New York (NSCP)...     1996
Walnut Creek, California....     1996

 Regional Management

  The Company has a Regional Vice President for each of the New England, Mid-Atlantic, Midwest, Southeast, Southwest and Western Regions. The Regional Vice President is responsible for supervising Branch Managers and for developing a financial plan for the region, implementing staff development and training and coordinating marketing strategy. Each Regional Vice President serves on the Company's Executive Committee. Compensation of Regional Vice Presidents consists of a base salary plus bonus incentives relating to regional profitability.

 Corporate Services

  From its headquarters in Newton, Massachusetts, the Company provides its branch offices with centralized support services, including marketing, financial and accounting, legal support and purchasing. In addition, the Company has committed and expects to continue to commit substantial resources to the following areas:

    Training. The Company provides a number of training programs for its staff employees to help them stay current with emerging issues in the information technology industry. These programs include "Registry University," a four-day training and orientation workshop for new Account Managers and Resource Managers and the "Branch Manager's Workshop," an annual series of four three-day workshops that focus on operations, business development and staff development. Drawing on the experience of the Company's most successful Resource Managers, the training department has also developed a "Best Practices" program in resource management.

    Information Services. The Company believes that its own information technology system is an important tool for enhancing productivity, promoting efficiency and improving communications within the organization. The Company also believes that its database is one of its most important assets. The Company is currently committing significant resources to improving the database search capabilities through centralization and development of a nationwide communications network.

    Human Resources. The Company believes that extending a benefits program to its IT consultants provides it with a competitive edge by promoting consultants' loyalty to the Company and enhancing its retention efforts. In this regard, the Company has recently begun to offer a benefits package to the Company's IT consultants nationwide. This program includes comprehensive medical insurance, a prescription drug card, term life insurance, individual long-term disability insurance and a 401(k) retirement plan.

CLIENT BASE

  The Company focuses its sales efforts primarily on organizations with complex IT needs and currently provides IT consultants to approximately 350 clients. In fiscal 1995, approximately 36.5% of the Company's revenue was derived from its top 10 customers, none of which accounted for more than 6.0% of revenue. The primary industries served by the Company are: financial services, manufacturing, communications, systems integration and pharmaceutical. The following table shows selected clients, categorized by industry group, for which the Company provided services in fiscal 1995:


FINANCIAL SERVICES                                SYSTEMS INTEGRATION

First Union National Bank                         Cambridge Technology
Fleet Services Corporation                          Partners, Inc.
G.E. Capital Corporation                          Digital Equipment Corp.
John Hancock Mutual Life Insurance Co.            International Business
Putnam Investments, Inc.                            Machines Corp.
                                                  Planning Research
                                                    Corporation  International,
                                                    Ltd.
                                                  Sun Microsystems Inc.


MANUFACTURING

Lockheed Martin Corp.
Silicon Graphics Inc.                             PHARMACEUTICAL

                                                  Bristol-Myers Squibb Company
COMMUNICATIONS                                    Pfizer Inc.

AT&T HRISO
Hitachi Telecom USA, Inc.
MCI Telecommunications Corporation                OTHER
NYNEX Science and Technology, Inc.
                                                  Carolina Power & Light Co.
                                                  Pepsi Cola International
                                                  Philip Morris USA
                                                  Prodigy Services Company
                                                  Ryder Systems, Inc.
                                                  Sara Lee Hosiery, Inc.
                                                  Virginia Electric & Power
                                                    Co.

COMPETITION

  The market for IT professional services is intensely competitive on both local and national levels. The market is served by numerous IT professional services companies, many of which have greater financial, technical and other resources than the Company. Some of these competitors have a nationwide presence equivalent to, or greater than, that of the Company. Within any given market, the Company and its competitors frequently compete for the same highly-skilled IT consultants and clients.

  The Company competes for IT consultants with other IT professional services providers, outsourcing and consulting companies, systems integrators, temporary personnel agencies and client companies. IT consultants, including those who work with The Registry, often seek assignments from more than one staffing company. Primary competitive factors for recruiting and retaining such professionals include: compensation, including timeliness of payment; availability of benefits; consistent flow of high quality, varied assignments; schedule flexibility; and an understanding of consultant skills and work preferences.

  The Company competes for clients with other IT professional services providers, outsourcing and consulting companies, systems integrators and, to a lesser extent, temporary personnel agencies. The Company considers large organizations with complex IT needs to be among its prime clients. Within a given market, there are a limited number of such potential clients, some of which have designated only certain IT professional services companies as approved providers of IT professional services. Primary competitive factors for obtaining and retaining clients include: careful matching of consultant skills with the client's requirements; selectivity in referral of consultant candidates; nationwide presence; consultant technical expertise; price of services; monitoring of client satisfaction during and after a placement; and general responsiveness to client needs.

  Although the Company believes that it competes favorably both in recruiting IT consultants and obtaining clients, there is no assurance that it will continue to be successful in doing so.

EMPLOYEES

  As of March 30, 1996, the Company had 390 employees, of which 110 were staff IT consultants, 103 were Resource Managers, 61 were Account Managers, 60 were either Branch, Regional or corporate managers and 56 served in various administrative and accounting capacities. On that date, there were also approximately 1,400 IT consultants (including the 110 staff IT consultants) working on full-time assignments for the Company's clients. The Company is not a party to any collective bargaining agreements and considers its relationships with its employees to be satisfactory.

  Approximately 91.4% of the Company's non-staff IT consultants during fiscal 1995 were treated as employees of the Company for federal and state tax purposes. For such employees, the Company pays social security taxes (FICA), federal and state unemployment taxes and workers' compensation insurance premiums. The remainder of the IT consultants worked for the Company on a subcontract basis, and the Company is not responsible for such taxes under these arrangements. The Company believes that such arrangements meet the requirements of applicable law.

PROPERTIES

  The Company's executive offices are located in Newton, Massachusetts, in approximately 18,800 square feet of leased office space, under leases that expire on September 30, 2010, from the Realty Trust. See Note 5 to "Selected Consolidated Financial Data," "Certain Transactions" and Note 13 to Consolidated Financial Statements. The Company also maintains offices and leases office space occupying between 475 and 5,875 square feet under leases terminating from December 31, 1996 to July 21, 2001 in the locations in which it maintains a branch office noted under "-- Branch Management." The Company believes that its facilities are adequate for its current operations.

LEGAL PROCEEDINGS

  On April 21, 1995, Ralph Kirkley Associates, Inc. ("Kirkley"), an IT services provider, filed suit against the Company in the District Court of Travis County, Texas, 353rd Judicial District, alleging that the Company breached a mixed oral and written contract with Kirkley to enter into an agreement to purchase substantially all of the assets comprising Kirkley's business. Kirkley's complaint seeks a declaratory judgment that a valid contract existed between Kirkley and the Company to enter into a purchase and sale agreement for Kirkley's assets, as well as actual damages of not less than $500,000, recovery of lost profits, exemplary damages of three times all actual damages awarded and attorney's fees and costs. The Company has filed a general denial of Kirkley's complaint and a counterclaim seeking return of the $100,000 deposit paid to Kirkley's escrow agent and other legal and equitable relief. No further actions have been taken with respect to this suit. On May 31, 1995, Kirkley filed a voluntary petition for bankruptcy under Chapter 11 in the United States Bankruptcy Court for the Western District of Texas. In the event Kirkley or the trustee in bankruptcy proceeds with the case, the Company intends to defend vigorously. The Company does not believe that the resolution of this matter will have a material adverse effect on its business, financial condition or results of operations.

                                  MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The executive officers and directors of the Company are as follows:

   NAME                  AGE                      POSITION
   ----                  ---                      --------
G. Drew Conway..........  38 President, Chief Executive Officer and Director
Robert E. Foley.........  47 Chief Financial Officer and Treasurer
Mark W. Biscoe..........  35 Vice President, New England Region
Christopher T. Cain.....  32 Vice President, Southwest Region
Anthony F. Carusone.....  48 Vice President, Southeast Region
Christopher B. Egizi....  40 Vice President, Midwest Region
James F.J. McKee........  30 Vice President, Western Region
Martin E. Goober........  31 Vice President, Operations
David E. Jackson........  44 Vice President, Network Systems Consulting Practice
James H. Anderson.......  41 Denver Branch Manager
Susan E. Hovdesven......  33 New York Branch Manager
Robert P. Badavas.......  43 Director
Paul C. O'Brien.........  56 Director

  Mr. Conway, the founder of the Company, has served as President, Chief Executive Officer and Director of the Company since its incorporation in May 1986 and as Treasurer from such date until March 1996. From 1983 until 1986, Mr. Conway was a founder and principal of The Experts, a technical staffing company. Mr. Conway previously served as an Account Manager with EDP Temps, a technical staffing company.

  Mr. Foley has served as Chief Financial Officer since joining the Company in July 1990 and as Treasurer since March 1996. Mr. Foley has more than 22 years of experience in finance and accounting and is also an Adjunct Professor of Finance at Northeastern University.

  Mr. Biscoe has served as Vice President, New England Region, since November 1995. Mr. Biscoe joined the Company in March 1992 and has served as Branch Manager of the Newton office and Manager of the NRDT. From 1990 until 1992, Mr. Biscoe served as Branch Manager of Triple T, Inc., a technical staffing company.

  Mr. Cain has served as Vice President, Southwest Region, since January 1995. Mr. Cain joined the Company in 1990 as an Account Manager and opened the Dallas office as Branch Manager.

  Mr. Carusone has served as Vice President, Southeast Region, since February 1994. Mr. Carusone joined the Company in February 1992 and has served as Branch Manager of the Atlanta office. From July 1990 to February 1992, Mr. Carusone was employed by Status, Inc., a personnel recruiting company.

  Mr. Egizi has served as Vice President, Midwest Region, since January 1994. Mr. Egizi was a founding staff member of the Company in 1986 and has served as Vice President, Strategic Corporate Services, Branch Manager of the Newton office and Manager of the NRDT.

  Mr. McKee has served as Vice President, Western Region, since January 1996. Mr. McKee joined the Company in November 1991 as an Account Manager and subsequently opened the Santa Clara office in June 1994 as Branch Manager and the Walnut Creek, California office in August 1995. Before joining the Company, Mr. McKee was employed as an Account Executive with Spectator Publications.

  Mr. Goober has served as Vice President, Operations, since September 1995. Mr. Goober joined the Company in January 1991 as an Account Manager, and before serving as a Director of Training, served as Branch Manager of the Newton office, and opened the Boston office. From April 1988 until December 1990, Mr. Goober served as Senior Account Manager with Sullivan & Cogliano, a technical staffing company.

  Mr. Jackson has served as Vice President, Network Systems Consulting Practice since November 1994. Mr. Jackson joined the Company when Axiom Consulting Group, Inc., the network implementation consulting firm he founded in December 1991, was acquired by the Company. From 1989 to 1991, Mr. Jackson served as Vice President of Sales and Marketing of The DMW Group, Inc., a network management consulting firm. Mr. Jackson has 22 years of experience in the networking and communications industry.

  Mr. Anderson has served as Branch Manager of the Denver office since August 1994. Mr. Anderson joined the Company in November 1986 and has served as Director of Training and Development and Manager of the NRDT. From August 1985 through October 1986, Mr. Anderson served as Recruiting Manager with The Experts, a technical staffing company.

  Ms. Hovdesven has served as New York Branch Manager since November 1993. Ms. Hovdesven joined the Company in March 1988 as an Account Manager and opened the Durham, Atlanta, Rye Brook and New York City offices.

  Mr. Badavas became a director of the Company in May 1996. Mr. Badavas has been President and Chief Executive Officer of Cerulean Technology, Inc., a provider of mobile information systems applications, since December 1995. From October 1986 through October 1995, Mr. Badavas was employed by Chipcom Corporation, a manufacturer of computer networking intelligent switching systems, where he served as Senior Vice President, Finance, from July 1994 to October 1995, Vice President, Finance, from October 1986 to July 1994 and Chief Financial Officer and Treasurer.

  Mr. O'Brien became a director of the Company in April 1996. Mr. O'Brien is the President of The O'Brien Group, Inc., a consulting firm in the areas of community relations and external affairs that he founded in January 1995. Before founding The O'Brien Group, Mr. O'Brien was employed by New England Telephone and Telegraph Company, most recently as Chairman of the Board from 1993 to December 1994 and as President and Chief Executive Officer from 1988 to 1993. Mr. O'Brien is also a director of Bank of Boston Corporation, Cambridge NeuroScience, Inc., First Pacific Networks Inc. and Shiva Corporation.

  Each officer serves at the discretion of the Board of Directors. There are no family relationships among any of the directors and executive officers of the Company.

  The Company intends to add two more outside directors to the Board of Directors following the offering. Following the completion of this offering, the Board of Directors will have an Audit Committee and a Compensation Committee. The Audit Committee will review the Company's accounting practices, internal accounting controls and financial results and oversee the engagement of the Company's independent auditors. The Compensation Committee will review and recommend to the Board of Directors the salaries, bonuses and other forms of compensation for executive officers of the Company and administer various compensation and benefit plans, including the 1996 Stock Plan and the 1996 Employee Stock Purchase Plan. The initial members of the Audit Committee and the Compensation Committee will be Messrs. O'Brien and Badavas, neither of whom is a past or current officer or employee of the Company. The Board of Directors does not maintain a nominating committee or a committee performing similar functions.

  The Company's Restated Articles of Organization provide that the Board of Directors is classified into three classes, with the members of the respective classes serving for staggered three-year terms. The first class consists of Mr. Badavas, the second class consists of Mr. O'Brien and the third of Mr. Conway, with the initial terms of the directors comprising the classes expiring upon the election and qualification of directors at the annual meetings of stockholders to be held following the fiscal years of the Company ending June 29, 1996, June 28, 1997 and June 27, 1998, respectively. At each annual meeting of stockholders, nominees for director will be eligible for re-election or election for full three-year terms. See "Description of Capital Stock -- Massachusetts Law and Certain Provisions of the Company's Articles of Organization and By-Laws."

DIRECTOR COMPENSATION

  In connection with this offering, the Company has determined to pay its directors who are not officers or employees of the Company $1,000 for each Board meeting attended and an annual fee of $1,000 for each membership on a committee of the Board. In addition, each non-employee director is granted stock options pursuant to the Company's 1996 Eligible Directors Stock Plan described under "Stock Awards."

EXECUTIVE COMPENSATION

  The following table sets forth certain information regarding all compensation received by the Company's Chief Executive Officer and each of the other four most highly compensated executive officers during fiscal 1995 (the "Named Executive Officers"):

                          SUMMARY COMPENSATION TABLE

                                                            ANNUAL COMPENSATION
                                                            -------------------
NAME AND PRINCIPAL POSITION                                  SALARY     BONUS
- ---------------------------                                 -------------------
G. Drew Conway............................................. $ 537,500 $   --
President and Chief Executive Officer
Christopher B. Egizi.......................................   201,400    12,500
Vice President, Midwest Region
Anthony F. Carusone........................................    75,260   120,231
Vice President, Southeast Region
Susan E. Hovdesven.........................................    53,000   135,003
New York Branch Manager
Martin E. Goober...........................................   109,132    47,500
Vice President, Operations

  In connection with this offering, the Company entered into an employment agreement (the "Employment Agreement") with Mr. Conway pursuant to which Mr. Conway will be employed as President and Chief Executive Officer of the Company. The Employment Agreement provides for a term of four years and an annual base salary of $400,000, $425,000, $475,000 and $525,000 in the first through fourth years of the term. Mr. Conway is also eligible for a bonus based on performance criteria pre-established by the Compensation Committee for each year and subject to a maximum limitation of $160,000 in the first year. The Employment Agreement provides that if Mr. Conway's employment is terminated without "cause" (as defined in the Agreement) or if Mr. Conway terminates his employment for "good reason" (as defined in the Agreement), the Company will pay Mr. Conway severance equal to two years of base compensation plus a portion of the bonus paid or payable with respect to the immediately preceding full employment year based on days of service in the year of termination. In addition, if Mr. Conway's employment is terminated at the end of the term of the Employment Agreement, he will be entitled to severance equal to one year of base compensation. The agreement also contains non-competition and non-solicitation covenants during the employment term and for a two-year period thereafter. Mr. Conway is also provided with certain registration rights with respect to his Common Stock, described under "Description of Capital Stock."

  No stock options or stock appreciation rights ("SARs") were granted to the Named Executive Officers during fiscal 1995. On March 6, 1996, the Company granted options to each of Messrs. Egizi, Carusone and Goober, Ms. Hovdesven and to all executive officers as a group exercisable for 60,000, 50,000, 50,000, 55,000 and 475,000 shares, respectively, at an option exercise price of $11.00 per share, the fair market value on the date of grant. All such options vest in five equal installments commencing on the earlier of the six-month anniversary of the completion of this offering or March 6, 1997 and thereafter on December 15 in each of 1997 through 2000.

  No stock options were exercised by the Named Executive Officers during fiscal 1995. There were no SARs outstanding during fiscal 1995. No unexercised options were held by any of the Named Executive Officers as of June 24, 1995.

STOCK AWARDS

  1996 Stock Plan. The Company's 1996 Stock Plan was approved by the Board of Directors on March 6, 1996 and by the sole stockholder on March 22, 1996. The 1996 Stock Plan provides for the grant or award of stock options, restricted stock and stock bonus awards (collectively, the "Awards"). Stock options granted under the 1996 Stock Plan may be either incentive stock options or non-qualified stock options. The purpose of the 1996 Stock Plan is to attract and retain outstanding employees through stock incentives. Regular full-time employees of the Company, including officers but excluding directors who are not officers, are eligible to receive Awards.

  The 1996 Stock Plan will be administered by the Compensation Committee after the offering. Subject to the provisions of the 1996 Stock Plan, the Committee has the authority to designate participants, determine the types of Awards to be granted, the number of shares to be covered by each Award, the time at which each Award is exercisable or may be settled, the method of payment and any other terms and conditions of the Awards. All Awards shall be evidenced by an Award agreement between the Company and the participant.

  Although the Committee determines the prices at which options and other Awards may be exercised under the 1996 Stock Plan, the exercise price of an incentive stock option shall be at least 100% of the fair market value (as determined under the terms of the 1996 Stock Plan) of a share of Common Stock on the date of grant. The aggregate number of shares of Common Stock available for awards under the Plan is 1,600,000. No Awards may be made under the 1996 Stock Plan after March 6, 2006.

  1996 Employee Stock Purchase Plan. The Company's 1996 Employee Stock Purchase Plan (the "1996 Purchase Plan") was adopted by the Board of Directors and approved by the sole stockholder on March 29, 1996. A total of 300,000 shares of Common Stock has been reserved for issuance under the 1996 Purchase Plan. The 1996 Purchase Plan, which is intended to qualify under Section 423 of the Code, will be implemented by one offering during each six-month period and is administered by the Board of Directors of the Company or by the Compensation Committee. Employees are eligible to participate if they have been employed by the Company for at least 18 months. The 1996 Purchase Plan permits eligible employees to purchase up to 200 shares of Common Stock in any six-month offering period through payroll deductions, which may not exceed 10% of an employee's compensation, at a price equal to 85% of the lower of the fair market value of the Common Stock at the beginning or at the end of each six-month offering period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment with the Company. The first stock offering period under the 1996 Purchase Plan will commence upon the effective date of the registration statement of which this Prospectus is a part. The 1996 Purchase Plan will terminate on March 29, 2006.

  1996 Eligible Directors Stock Plan. The Company's 1996 Eligible Directors Stock Plan (the "Directors Stock Plan") was approved by the Board of Directors and by the Company's sole stockholder on March 29, 1996. Under the Directors Stock Plan, each director who is not an officer, employee or consultant of the Company or any subsidiary of the Company (an "outside director") will be granted, upon first being elected to the Board of Directors, an option to purchase 20,000 shares of Common Stock at an exercise price equal to the fair market value on the date of the grant. A total of 100,000 shares of Common Stock are available for awards under the Directors Stock Plan. The options granted under the Directors Stock Plan will vest in four equal annual installments commencing one year after the date of grant. No options may be granted under the Directors Stock Plan after March 29, 2006. In connection with their initial election to the Board of Directors, each of Messrs. O'Brien and Badavas has been granted an option to purchase 20,000 shares at an exercise price of $11.00 per share in the case of

Mr. O'Brien and $13.00 per share in the case of Mr. Badavas, the fair market value of the Common Stock on the date of grant.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  During fiscal 1995, Mr. Conway, the President, Chief Executive Officer and sole stockholder of the Company, together with Mr. Foley, the Chief Financial Officer of the Company, established levels of compensation for the Company's executive officers. The Company intends to establish a Compensation Committee after completion of this offering consisting of Messrs. O'Brien and Badavas, neither of whom is or has ever been an officer, employee or consultant of the Company.

                             CERTAIN TRANSACTIONS

  On September 19, 1995, the Company entered into four lease agreements, each with a term ending on September 30, 2010, with the Realty Trust for a total of approximately 18,800 square feet of office space located at 189 Wells Avenue, Newton, Massachusetts. The Company's executive offices are located in these spaces. Mr. Conway is the sole beneficiary of the Realty Trust and Mr. Foley is the trustee of the Realty Trust. Management believes that the terms of each lease agreement are no less favorable to the Company than could be obtained in a transaction with an unrelated third party.

  Beginning in May 1990, the Company has made certain loans ("Loans") to Mr. Conway. The largest amount outstanding under all such Loans was $1,108,982 on September 25, 1995. The proceeds of such Loans were applied as follows:
$300,000 was used for capital contributions to ARI and the balance was used for personal purposes. Mr. Conway has repaid most of such indebtedness, in part from distributions to him from ARI. The amount outstanding under the Loans as of April 30, 1996 was $660,740. The outstanding balances under the Loans accrue interest at the rate of 10% per annum.

  Beginning on August 25, 1992, the Company made certain loans to the Realty Trust, used to purchase the office building at 189 Wells Avenue, Newton, Massachusetts, in which the Company's executive offices are located. The largest amount outstanding under such loans was $419,333 as of April 30, 1996. The outstanding balances under such loans accrue interest at a rate equal to 5.43% per annum, compounded semi-annually.

  Mr. Conway has agreed to repay both of these loans with proceeds from the offering.

  In December 1995, ARI paid dividends to Mr. Conway totaling $861,500, of which amount Mr. Conway used $645,000 to repay principal and accrued interest on the Loans and $61,000 to pay estimated state tax payments in 1995. See "Dividend Policy." In connection with the refinancing of the Realty Trust's mortgage in September 1995, the Realty Trust distributed $649,000 to Mr. Conway. See Note 13 to Consolidated Financial Statements.

  In November 1994, the Company acquired Axiom Consulting Group, Inc. ("Axiom") (currently doing business as "Network Systems Consulting Practice") ("NSCP") pursuant to a Stock Purchase Agreement dated as of November 30, 1994 by and among the Company, Axiom and each of the stockholders of Axiom (the "Purchase Agreement"). Mr. Jackson was President and a principal stockholder of Axiom and, in exchange for his stock, received $97,500 at the closing of the acquisition and a subordinated, non-negotiable promissory note in the principal amount of $292,500, with interest at the prime rate as recalculated on each anniversary of the note, payable in six equal semi-annual installments commencing May 30, 1996. In addition, Mr. Jackson is eligible to receive certain additional payments for his stock equal to 39% (representing his equity interest in Axiom) of an amount equal to (i) 30% of the net profits, if any, of NSCP (determined in accordance with the Purchase Agreement) for the 12 months ended November 30, 1996, plus (ii) 25% of the net profits, if any, of NSCP for the 12 months ended November 30, 1997, plus (iii) 20% of the net profits, if any, of NSCP for the 12 months ended November 30, 1998, provided that if the actual total revenue for NSCP (determined in accordance with the Purchase Agreement) for the 12 months ended November 30, 1998 exceeds the revenue targeted for such period in NSCP's strategic plan, then the payment shall equal the greater of 20% of the net profit, if any, of NSCP for the 12 months ended November 30, 1998 or $3 million less the aggregate amount of contingent payments previously paid under clauses (i) and (ii) above.

  Mr. O'Brien, a director of the Company, is a director of Bank of Boston Corporation. The First National Bank of Boston, a subsidiary of Bank of Boston Corporation, will serve as the Company's Transfer Agent and Registrar.

  The Company has adopted a policy, effective following the consummation of this offering, that all material transactions between the Company and its officers, directors and other affiliates must (i) be approved by a majority of the members of the Company's Board of Directors and by a majority of the disinterested members of the Company's Board of Directors and (ii) be on terms no less favorable to the Company than could be obtained from unaffiliated third parties.

                       PRINCIPAL AND SELLING STOCKHOLDER

  The following table sets forth as of March 30, 1996, and as adjusted to reflect the sale by the Company of 1,900,000 shares of Common Stock in this offering, certain information with respect to the beneficial ownership of the Common Stock by: (i) each person known by the Company to beneficially own more than 5% of the Common Stock; (ii) each director of the Company; (iii) each of the Named Executive Officers; and (iv) all directors and executive officers of the Company as a group. Other than Mr. Conway, none of the Company's directors or Named Executive Officers beneficially owned any shares of Common Stock as of March 30, 1996, although each of the Company's outside directors and the Named Executive Officers own options to purchase shares of Common Stock that are not exercisable within six months following the date of this offering. The Company believes that the beneficial owners of the Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

                                    SHARES BENEFICIALLY             SHARES BENEFICIALLY
                                      OWNED PRIOR TO                  OWNED AFTER THE
                                       OFFERING (1)        NUMBER     OFFERING (1)(2)
NAME OF DIRECTORS, NAMED EXECUTIVE  ----------------------OF SHARES -----------------------
  OFFICERS AND 5% STOCKHOLDERS        NUMBER    PERCENT    OFFERED    NUMBER     PERCENT
- ----------------------------------  ----------- ------------------- ------------ ----------
G. Drew Conway..........              8,000,000    100.0%  300,000     7,700,000     77.8%
 c/o The Registry, Inc.
 189 Wells Avenue
 Newton, MA 02159
All directors and execu-
 tive officers as a
 group
 (13 persons)...........              8,000,000    100.0   300,000     7,700,000     77.8

- --------
(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the shares. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days following March 30, 1996, are deemed outstanding for computing the share ownership and percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(2) Assumes no exercise of the Underwriters' over-allotment option to purchase up to an aggregate of 330,000 shares of Common Stock. If the over-allotment option is exercised in full, Mr. Conway will own 75.3% of the total Common Stock issued and outstanding.

                         DESCRIPTION OF CAPITAL STOCK

  Before the effectiveness of the Registration Statement of which this Prospectus is a part, the authorized capital stock of the Company will consist of 30,000,000 shares, of which 29,000,000 shares will be designated Common Stock, no par value per share, and 1,000,000 shares will be designated Preferred Stock, par value $0.10 per share. The following summary description of the capital stock of the Company is qualified in its entirety by reference to the Company's restated articles of organization ("Articles of Organization") and amended and restated by-laws ("By-laws"), copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

  As of March 30, 1996, there were 8,000,000 shares of Common Stock outstanding, held of record by one stockholder. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of stockholders and to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, subject to preferences that may be applicable to any outstanding Preferred Stock. In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding shares of Preferred Stock. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. All of the outstanding shares of Common Stock are, and all shares of Common Stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. The rights, privileges and preferences of Common Stock are subject to, and could be adversely affected by, the issuance of Preferred Stock.

PREFERRED STOCK

  Pursuant to the Company's Articles of Organization, upon the closing of this offering, the Board of Directors will have the authority to issue 1,000,000 shares of Preferred Stock. Within the limitations established by law, the Board of Directors is authorized to fix or alter the dividend rights, dividend rates, rights and terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preference, conversion rights, voting rights and other rights of any unissued shares of Preferred Stock, and to fix and amend the number of shares constituting any issued or unissued series and the designation thereof, or any of the foregoing. The issuance of Preferred Stock in certain circumstances may have the effect of delaying, deterring or preventing a change in control of the Company, may discourage bids for the Company's Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of, and the voting and other rights of the holders of, the Common Stock. Upon the completion of this offering, the Company will have no shares of Preferred Stock outstanding. At present the Company has no plans to issue any shares of Preferred Stock.

MASSACHUSETTS LAW AND CERTAIN PROVISIONS OF THE COMPANY'S ARTICLES OF ORGANIZATION AND BY-LAWS

  The Company has elected to be governed by Chapter 110F of the Massachusetts General Laws, an anti-takeover law. In general, this statute prohibits a publicly-held Massachusetts corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person becomes an interested stockholder, unless (i) the interested stockholder obtains the approval of the board of directors before becoming an interested stockholder, (ii) the interested stockholder acquires 90% of the outstanding voting stock of the corporation (excluding shares held by certain affiliates of the corporation) at the time it becomes an interested stockholder, or (iii) the business combination is approved by both the board of directors and the holders of two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder). An "interested stockholder" is a person who, together with affiliates and associates, owns (or at any time within the prior three years did own) 5% or more of the outstanding voting stock of the corporation. A "business combination" includes a merger, a stock or asset sale, and certain other transactions resulting in a financial benefit to the interested stockholder. The Company may at any time elect not to be governed by Chapter 110F by vote of a majority of its stockholders, but such an election would not be effective for 12 months and would not apply to a business combination with any person who became an interested stockholder before such election.

  Massachusetts General Laws Chapter 156B, Section 50A, generally requires that publicly-held Massachusetts corporations have a classified board of directors consisting of three classes as nearly equal in size as possible, with one class to be elected each year to a three-year term. This statute also provides that directors of publicly-held Massachusetts corporations may only be removed for "cause." "Cause" includes (i) a felony conviction, (ii) declaration of an unsound mind, or (iii) intentional misconduct or a knowing violation of law, if the director derives an improper and substantial personal benefit from his actions and his actions materially injure the Company. This statute further provides that (a) vacancies and newly-created directorships may be filled solely by a majority of directors remaining in office, (b) directors elected to fill any vacancy hold office for the remainder of the full term of the class to which they are elected, (c) no decrease in the number of directors shortens the term of any incumbent director, and (d) the number of directors is to be fixed only by vote of the board. The Company has elected not to be governed by Chapter 156B, Section 50A, but has included provisions substantially similar to those of Section 50A in its Articles of Organization and By-laws. The classification of Directors may have the effect of making it more difficult for stockholders to change the composition of the Board of Directors in a relatively short period of time. At least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. This delay will provide the Board of Directors with additional time to evaluate proposed takeover efforts and other extraordinary corporate transactions, to consider appropriate alternatives to such proposals and to act in what it believes to be the best interest of the stockholders. The classified Board of Directors provision may only be amended, altered, changed or repealed, and any inconsistent provision may only be adopted, by a vote of holders of 75% of the shares entitled to vote at an election of directors.

  The Company's Articles of Organization include a provision that excludes the Company from the applicability of Massachusetts General Laws Chapter 110D, entitled "Regulation of Control Share Acquisitions." In general, this statute provides that any stockholder of a corporation subject to this statute who acquires beneficial ownership of 20% or more or the outstanding voting stock of a corporation may not vote such stock unless the stockholders of the corporation so authorize. (For purposes of the statute, a person is not deemed to be a beneficial owner of shares as to which such person may exercise voting power solely by virtue of a revocable proxy conferring the right to vote.) The Board of Directors may amend the Company's By-laws at any time to subject the Company to this statute prospectively.

  The Company's By-laws require that nominations for the Board of Directors made by a stockholder comply with certain notice procedures. In the case of an annual meeting or a special meeting in lieu of an annual meeting, a notice by a stockholder of a planned nomination must be given not more than 90 days and not less than 60 days before the first anniversary of the preceding year's annual meeting, provided that if the date of the annual meeting or special meeting in lieu of an annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice by a stockholder must be given not more than 90 days before the meeting and not less than the later of 60 days before the meeting or 10 days after the date on which public announcement of the date of the meeting is first made by the Company. In the case of a special meeting (other than a special meeting in lieu of an annual meeting), notice by a stockholder must be given not more than 90 days before such meeting and not less than the later of 60 days before such meeting or 10 days after the date on which public announcement of the date of the meeting is first made by the Company. The stockholder's notice of nomination must include particular information about the stockholder, the nominee and any beneficial owner on whose behalf the nomination is made. The Company may require any proposed nominee to provide such additional information as is reasonably required to determine the eligibility of the proposed nominee.

  The By-laws require that a stockholder seeking to have any business conducted at a meeting of stockholders give notice to the Company in accordance with certain procedures specified in the By-Laws, including a timetable for notification identical to the timetable for nominating members of the Board of Directors described in the preceding paragraph. The notice from the stockholder must describe the proposed business to be brought before the meeting and include information about the stockholder making the proposal, any beneficial owner on whose behalf the proposal is made, and any other stockholder known to be supporting the proposal.

  The By-laws require the Company to call a special meeting of stockholders at the request of stockholders holding at least 40% of the voting power of the Company, the minimum threshold for publicly-held Massachusetts corporations required by Massachusetts General Laws, Chapter 156B, Section 34. Upon adoption, certain provisions in the Company's By-laws pertaining to stockholders and directors (including the provisions described above pertaining to nominations and the presentation of business before a meeting of the stockholders) may not be amended and no provision inconsistent therewith may be adopted without the approval of either the Board of Directors or the holders of at least 75% of the voting power of the Company.

  The Company's Articles of Organization include provisions eliminating the personal liability of the Company's directors for monetary damages resulting from breaches in their fiduciary duty to the extent permitted by the Massachusetts Business Corporation Law. Additionally, the Company's Articles of Organization provide that the Company shall indemnify each person who is or was a director, officer, employee or other agent of the Company, and each person who is or was serving at the request of the Company as a director, trustee, officer, employee or other agent of another organization in which it directly or indirectly owns shares or of which it is directly or indirectly a creditor, against all liabilities, costs and expenses reasonably incurred by any such person in connection with the defense or disposition of or otherwise in connection with or resulting from any action, suit or other proceeding in which they may be involved by reason of being or having been such a director, officer, employee, agent or trustee, or by reason of any action taken or not taken in such capacity, except with respect to any matter as to which such person shall have been finally adjudicated by a court of competent jurisdiction not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Company and provided that indemnification for matters that are settled requires approval by (i) a majority of disinterested directors, or if there are not at least two such directors, a majority of the directors based upon a finding by independent legal counsel that the statutory standard appears to have been met; (ii) the holders of a majority of the shares of stock entitled to vote for directors of the Company, exclusive of shares held by interested directors and officers; or
(iii) a court of competent jurisdiction.

  The Articles of Organization provide that certain transactions, such as the sale, lease or exchange of all or substantially all of the Company's property and assets and the merger or consolidation of the Company into or with a 10% or greater stockholder or its affiliates must be authorized by the approval of the holders of 75% of the shares of each class of stock entitled to vote thereon, rather than by two-thirds as otherwise provided by statute, provided that such transactions may be approved by the holders of a majority of the shares of each class of stock entitled to vote thereon if (i) they have been authorized by a majority of the members of the Board of Directors who are not affiliates of the 10% stockholder and were directors before the 10% stockholder acquired his interest or who are successors to such directors, having been recommended to succeed such directors by a majority of the continuing directors; and (ii) the requirements of any other applicable provision of the Articles of Organization have been met.

  Subject to the above limitations, the Articles of Organization provide that certain transactions, including the sale, lease or exchange of all or substantially all of the property or assets of the Company, or the merger or consolidation of the Company, which would otherwise require approval by the affirmative vote of two-thirds of the shares of each class of stock entitled to vote thereon, may be approved by the vote of a majority of such stockholders, provided that a majority of the Board of Directors has recommended approval of the transaction to the stockholders.

  Certain of the provisions of the Articles of Organization and By-Laws discussed above would make more difficult or discourage a proxy contest or the assumption of control by a holder of a substantial block of the Company's stock. Such provisions could also have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, since the Articles of Organization and By-Laws are designed to discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to have such stock repurchased by the Company at a premium, such provisions could tend to reduce the temporary fluctuations in the market price of the Company's stock which are caused by such accumulations. Accordingly, stockholders could be deprived of certain opportunities to sell their stock at a potentially higher market price.

REGISTRATION RIGHTS

  In connection with his Employment Agreement with the Company, Mr. Conway has been provided with registration rights that entitle him to notice of, and inclusion of shares of Common Stock in, any registration of shares of Common Stock by the Company for its account or otherwise (other than certain registrations relating solely to employee benefit plans or certain business combinations), provided that in any underwritten offering, the number of shares of Common Stock that Mr. Conway may include in such offering will be subject to reduction before any reduction of shares of Common Stock by the Company if the underwriters determine that marketing factors require a limitation on the number of shares to be included in the offering.

TRANSFER AGENT AND REGISTRAR

  The transfer agent and registrar for the Company's Common Stock is The First National Bank of Boston.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Before this offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

  Upon completion of this offering, the Company will have 9,900,000 shares of Common Stock outstanding (assuming no exercise of the Underwriters' over-allotment option or exercise of outstanding stock options). Of these shares, the 2,200,000 shares sold in this offering will be freely transferable without restriction, except for any shares purchased by an "affiliate" of the Company, as that term is defined in Rule 144 promulgated under the Securities Act, or by an individual or entity subject to a contractual restriction on resale. The remaining 7,700,000 shares (the "Restricted Shares") were issued and sold by the Company in private placement transactions.

  The Selling Stockholder, who holds all of the Restricted Shares, has agreed (the "Lock-Up Agreement") not to offer, sell, contract to sell or grant any option to purchase or otherwise dispose of Common Stock during the 180-day period following the date of this Prospectus, without the prior written consent of the Representatives of the Underwriters. The Company has also agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or any rights to acquire Common Stock, except issuances under the Company's outstanding stock option and benefit plans and in connection with certain possible acquisitions of products, technologies and businesses (provided that the terms of such issuances in connection with any such possible acquisitions provide that such shares of Common Stock shall not be resold for a period of 180 days after the date of this Prospectus), or to accelerate the vesting schedule of any outstanding stock options, for a period of 180 days after the date of this Prospectus, without the prior written consent of the Representatives of the Underwriters.

  All of the Restricted Shares will become eligible for sale under Rule 144 upon the expiration of the Lock-Up Agreement beginning 180 days after the effective date of this offering.

  In general, under Rule 144 as currently in effect, beginning 90 days after the offering a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least two years is permitted to sell within any three-month period a number of shares that does not exceed the greater of: (i) 1% of the then outstanding shares of the Company's Common Stock (99,000 shares immediately after the offering); or (ii) the average weekly trading volume of the Company's Common Stock in the Nasdaq National Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission, or if no notice is required, the date of receipt of the order to execute the transaction. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who owns Restricted Shares that were purchased from the Company (or any affiliate) at least three years previously, will be entitled to sell such shares under Rule 144(k) immediately after the offering (subject to the foregoing Lock-Up Agreement, if applicable) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements.

  Securities issued in reliance on Rule 701 are also restricted securities and, beginning 90 days after the effective date of the Registration Statement of which this Prospectus is a part, may be sold by stockholders other than affiliates of the Company subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its two-year holding period requirement.

  The Company intends to file registration statements on Form S-8 under the Securities Act covering approximately 2,000,000 shares of Common Stock reserved for issuance under the 1996 Stock Plan, the 1996 Purchase Plan and the Directors Stock Plan. See "Management -- Stock Awards." Such registration statements are expected to be filed 180 days after the date of this Prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions or the contractual restrictions described above. As of March 30, 1996, options to purchase 1,106,500 shares were granted and outstanding.

  There has been no public market for the Common Stock and no prediction can be made as to the effect, if any, that market sales of Common Stock or the availability of such shares for sale will have on the market price of the Common Stock.

                                 UNDERWRITING

  Subject to the terms and conditions of the Underwriting Agreement, the Company and the Selling Stockholder have agreed to sell to each of the Underwriters named below, and each of such Underwriters, for whom Adams, Harkness & Hill, Inc. and A.G. Edwards & Sons, Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholder, the respective numbers of shares of Common Stock set forth opposite each Underwriter's name below:

                                                                     NUMBER OF
                                                                     SHARES OF
UNDERWRITER                                                         COMMON STOCK
- -----------                                                         ------------
Adams, Harkness & Hill, Inc........................................
A.G. Edwards & Sons, Inc...........................................
                                                                     ---------
  Total............................................................  2,200,000
                                                                     =========

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all shares offered hereby, if any are taken.

  The Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at
such price less a concession not in excess of $   per share. The Underwriters
may allow, and such dealers may reallow, a concession not in excess of $   per
share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

  The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 330,000 additional shares of Common Stock to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 2,200,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the 2,200,000 shares of Common Stock offered hereby.

  The Company has agreed not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of the Representatives, except for the shares of Common Stock offered hereby and except that the Company may issue securities pursuant to the Company's stock plans and in connection with certain acquisitions, subject to certain restrictions. The Selling Stockholder, who will hold in aggregate 7,700,000 shares of Common Stock following the offering, has agreed with the Underwriters not to offer to sell, contract to sell, or otherwise sell, dispose of, loan, pledge or grant any rights with respect to any shares of Common Stock owned beneficially by him, other than as a bona fide gift or gifts to or in trust for a person or entity who or which agrees in writing to be bound by the foregoing restrictions for a period of 180 days after the date of this Prospectus, without the prior written consent of the Representatives.

  The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

  Prior to this offering, there has been no public market for the Common Stock. The initial public offering price will be negotiated among the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, are the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  The Common Stock has been approved for listing, subject to official notice of issuance, on the Nasdaq National Market under the symbol "REGI."

  The Company and the Selling Stockholder have agreed to indemnify the several Underwriters against or contribute to losses arising out of certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

  The validity of the Common Stock being offered hereby will be passed upon for the Company and the Selling Stockholder by Hill & Barlow, a Professional Corporation, Boston, Massachusetts. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

  The financial statements as of March 30, 1996, June 24, 1995 and May 31, 1994 and for the nine months ended March 30, 1996, for the year ended June 24, 1995 and for each of the two years in the period ended May 31, 1994 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                            REPORTS TO STOCKHOLDERS

  The Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by an independent accounting firm.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the Commission's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies may be obtained at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                               THE REGISTRY, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Report of Price Waterhouse LLP............................................  F-2
Consolidated Balance Sheet as of May 31, 1994, June 24, 1995 and March 30,
 1996.....................................................................  F-3
Consolidated Statement of Income for the Years Ended May 31, 1993, May 31,
 1994 and June 24, 1995, and for the Nine Months Ended March 25, 1995 (un-
 audited) and March 30, 1996..............................................  F-4
Consolidated Statement of Changes in Stockholder's Equity for the Years
 Ended May 31, 1993, May 31, 1994 and June 24, 1995, and for the Nine
 Months Ended March 25, 1995 (unaudited) and March 30, 1996...............  F-5
Consolidated Statement of Cash Flows for the Years Ended May 31, 1993, May
 31, 1994 and June 24, 1995, and for the Nine Months Ended March 25, 1995
 (unaudited) and March 30, 1996...........................................  F-6
Notes to Consolidated Financial Statements................................  F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of The Registry, Inc.

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of The Registry, Inc. and its subsidiaries (the "Company") at March 30, 1996, June 24, 1995 and May 31, 1994, and the results of their operations and their cash flows for the nine months ended March 30, 1996, for the year ended June 24, 1995, for the one month ended June 25, 1994 (not presented separately herein) and for each of the two years in the period ended May 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Boston, Massachusetts

May 8, 1996

                               THE REGISTRY, INC.

                           CONSOLIDATED BALANCE SHEET
                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

                                                     MAY 31, JUNE 24, MARCH 30,
                                                      1994     1995     1996
                                                     ------- -------- ---------
                       Assets
Current assets:
  Accounts receivable, net of allowance for doubtful
   accounts of $192, $317 and $351 at May 31, 1994,
   June 24, 1995 and
   March 30, 1996, respectively..................... $12,356 $ 22,448 $ 27,115
  Notes receivable from related parties.............     365      422       57
  Deferred income taxes.............................     --       --       174
  Other current assets..............................     259      420      509
                                                     ------- -------- --------
      Total current assets..........................  12,980   23,290   27,855
Fixed assets, net...................................   1,262    2,758    5,111
Notes receivable from officers......................     670    1,121      426
Other assets........................................     225    1,294    1,332
Deferred income taxes...............................     393      180      160
                                                     ------- -------- --------
                                                     $15,530 $ 28,643 $ 34,884
                                                     ======= ======== ========
        Liabilities and Stockholder's Equity
Current liabilities:
  Line of credit.................................... $ 9,234 $ 17,938 $ 20,613
  Current portion of capital lease obligations......     --       --        81
  Current portion of long-term debt.................      77      946    1,173
  Accounts payable..................................     274    1,252      553
  Accrued salaries and wages........................     897    1,359    1,807
  Other accrued expenses............................   1,208    1,903    2,964
  Income taxes payable..............................     --        99    1,185
  Deferred income taxes.............................   1,654      369      227
                                                     ------- -------- --------
      Total current liabilities.....................  13,344   23,866   28,603
                                                     ------- -------- --------
Deferred income taxes...............................     --       939    1,050
                                                     ------- -------- --------
Capital lease obligations...........................     --       --        76
                                                     ------- -------- --------
Long-term debt......................................      50    1,554    3,110
                                                     ------- -------- --------
Commitments and contingencies (Notes 3 and 11)
Stockholder's equity:
  Preferred stock, $.10 par value (Note 15)
  Common stock, no par value:
    Authorized--12,000,000 shares; issued and out-
     standing--2,666,667 shares at May 31, 1994 and
     June 24, 1995, and 8,000,000 shares at March
     30, 1996.......................................      10       10       10
  Common stock, $.01 par value:
    Authorized, issued and outstanding--200,000
     shares at May 31, 1995 and June 24, 1995, and
     no shares at March 30, 1996....................       2        2      --
  Additional paid-in capital........................     453      453      344
  Retained earnings.................................   1,671    1,819    1,691
                                                     ------- -------- --------
    Total stockholder's equity......................   2,136    2,284    2,045
                                                     ------- -------- --------
                                                     $15,530 $ 28,643 $ 34,884
                                                     ======= ======== ========

   The accompanying notes are an integral part of these financial statements.

                               THE REGISTRY, INC.

                        CONSOLIDATED STATEMENT OF INCOME
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                               YEAR ENDED
                                 MAY 31,                    NINE MONTHS ENDED
                             ----------------  YEAR ENDED ---------------------
                                                JUNE 24,   MARCH 25,  MARCH 30,
                              1993     1994       1995       1995       1996
                             -------  -------  ---------- ----------- ---------
                                                          (UNAUDITED)
Revenue..................... $39,845  $60,367   $98,687     $70,258   $102,094
Cost of revenue.............  30,630   46,262    74,288      53,033     75,210
                             -------  -------   -------     -------   --------
                               9,215   14,105    24,399      17,225     26,884
Selling, general and
 administrative expenses....   8,319   12,831    22,925      16,091     22,768
                             -------  -------   -------     -------   --------
Income from operations......     896    1,274     1,474       1,134      4,116
Interest expense............    (340)    (512)   (1,201)       (783)    (1,669)
Interest and other income...      48       53        56          42        144
                             -------  -------   -------     -------   --------
Income before taxes.........     604      815       329         393      2,591
Income tax provision........     281      430         4         113      1,208
                             -------  -------   -------     -------   --------
Net income..................   $ 323    $ 385     $ 325       $ 280    $ 1,383
                             =======  =======   =======     =======   ========
Unaudited pro forma
 information
 (Note 14):
  Pro forma income before
   taxes....................                    $   329     $   393   $  2,591
  Pro forma income tax
   provision................                        243         221      1,130
                                                -------     -------   --------
  Pro forma net income......                    $    86     $   172   $  1,461
                                                =======     =======   ========
  Pro forma net income per
   share....................                    $   .01     $   .02   $    .18
                                                =======     =======   ========
  Weighted average common
   and common equivalent
   shares...................                      8,173       8,173      8,173
                                                =======     =======   ========


   The accompanying notes are an integral part of these financial statements.

                               THE REGISTRY, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
                    (DOLLARS IN THOUSANDS EXCEPT SHARE DATA)

                           COMMON STOCK    COMMON STOCK     ADDI-            TOTAL
                              NO PAR         $.01 PAR      TIONAL            STOCK-
                          --------------- ---------------  PAID-IN RETAINED HOLDER'S
                           SHARES   VALUE  SHARES   VALUE  CAPITAL EARNINGS  EQUITY
                          --------- ----- --------  -----  ------- -------- --------
Balance at May 31,
 1992...................  2,666,667 $ 10   100,000  $   1   $ 99    $1,013  $ 1,123
Distribution............        --   --        --     --     --        (50)     (50)
Proceeds from issuance
 of common stock........        --   --    100,000      1    199       --       200
Net income for the
 year...................        --   --        --     --     --        323      323
                          --------- ----  --------  -----   ----    ------  -------
Balance at May 31,
 1993...................  2,666,667   10   200,000      2    298     1,286    1,596
Capital contribution....        --   --        --     --     155       --       155
Net income for the
 year...................        --   --        --     --     --        385      385
                          --------- ----  --------  -----   ----    ------  -------
Balance at May 31,
 1994...................  2,666,667   10   200,000      2    453     1,671    2,136
Net loss for the month..        --   --        --     --     --       (177)    (177)
                          --------- ----  --------  -----   ----    ------  -------
Balance at June 25,
 1994...................  2,666,667   10   200,000      2    453     1,494    1,959
Net income for the
 year...................        --   --        --     --     --        325      325
                          --------- ----  --------  -----   ----    ------  -------
Balance at June 24,
 1995...................  2,666,667   10   200,000      2    453     1,819    2,284
Consolidation of real
 estate trust
 (Note 13)..............        --   --        --     --    (111)      --      (111)
Distributions...........        --   --        --     --     --     (1,511)  (1,511)
Acquisition of ARI by
 TRI (Note 2)...........  5,333,333  --   (200,000)    (2)     2       --       --
Net income for the nine
 months.................        --   --        --     --     --      1,383    1,383
                          --------- ----  --------  -----   ----    ------  -------
Balance at March 30,
 1996...................  8,000,000 $ 10       --   $ --    $344    $1,691  $ 2,045
                          ========= ====  ========  =====   ====    ======  =======


   The accompanying notes are an integral part of these financial statements.

                               THE REGISTRY, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                          INCREASE (DECREASE) IN CASH
                             (DOLLARS IN THOUSANDS)

                               YEAR ENDED
                                 MAY 31,                    NINE MONTHS ENDED
                             ----------------  YEAR ENDED ---------------------
                                                JUNE 24,   MARCH 25,  MARCH 30,
                              1993     1994       1995       1995       1996
                             -------  -------  ---------- ----------- ---------
                                                          (UNAUDITED)
Cash flows from operating
 activities:
 Net income................. $   323  $   385   $   325     $   280    $ 1,383
 Adjustments to reconcile
  net income to net cash
  used for operating
  activities:
  Depreciation and
   amortization.............      96      196       517         396        633
  Provision for losses on
   accounts receivable......     (38)     147       125         138         34
  Deferred income taxes.....     266      430       (88)        (66)      (185)
  Increase in accounts
   receivable...............  (2,156)  (5,660)   (9,688)     (6,250)    (4,701)
  (Increase) decrease in
   other current assets.....      12     (102)     (143)       (139)       (40)
  Increase in other assets..     (32)    (174)     (190)       (134)      (107)
  Increase (decrease) in
   accounts payable.........      71      159       910         507       (699)
  Increase in accrued
   expenses.................     322      818       690         598        977
  Increase in accrued
   salaries and wages.......     --       897       396         289        448
  Increase in income taxes
   payable..................     --       --         92         179      1,086
                             -------  -------   -------     -------    -------
  Net cash used for
   operating activities.....  (1,136)  (2,904)   (7,054)     (4,202)    (1,171)
                             -------  -------   -------     -------    -------
Cash flows from investing
 activities:
 Cash disbursed for
  acquisition...............     --       --       (250)       (250)       --
 Increase in notes
  receivable from officers..    (152)     (82)     (406)       (284)      (365)
 Repayment of notes
  receivable from officers..     --       --        --          --       1,060
 Decrease (increase) in
  notes receivable from
  related parties...........    (560)     195       (57)        (57)       --
 Purchases of fixed assets..    (693)    (578)   (1,885)     (1,545)      (973)
                             -------  -------   -------     -------    -------
  Net cash used for
   investing activities.....  (1,405)    (465)   (2,598)     (2,136)      (278)
                             -------  -------   -------     -------    -------
Cash flows from financing
 activities:
 Net borrowings on line of
  credit....................   2,229    3,294     8,023       5,160      2,675
 Principal payments on long-
  term debt and capital
  lease obligations.........     (38)     (80)     (451)       (902)    (1,875)
 Proceeds from issuance of
  long-term debt............     200      --      2,080       2,080      2,160
 Capital contribution.......     --       155       --          --         --
 Proceeds from issuance of
  common stock..............     200      --        --          --         --
 Distributions..............     (50)     --        --          --      (1,511)
                             -------  -------   -------     -------    -------
  Net cash provided by
   financing activities.....   2,541    3,369     9,652       6,338      1,449
                             -------  -------   -------     -------    -------
Net change in cash..........       0        0         0           0          0
Cash, beginning of period...       0        0         0           0          0
                             -------  -------   -------     -------    -------
Cash, end of period......... $     0  $     0   $     0     $     0    $     0
                             =======  =======   =======     =======    =======
Supplemental disclosure of
 cash flow information:
 Cash paid for interest..... $   340  $   512   $ 1,201     $   783    $ 1,669
 Cash paid for income
  taxes..................... $   --   $    15   $   --      $   --     $   307

See additional disclosure of non-cash investing and financing activity in Notes 3, 4 and 13.

   The accompanying notes are an integral part of these financial statements.

                            THE REGISTRY, INC.

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. NATURE OF BUSINESS

  The Registry, Inc. ("TRI" or "the Company") is an information technology ("IT") professional services firm providing IT consultants on a contract basis to organizations nationwide with complex IT operations. Offices are maintained in 13 states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Consolidation

  The accompanying financial statements include the accounts of TRI and America's Registry, Inc. ("ARI") which, prior to January 1, 1996, were owned and controlled by a common sole stockholder who serves as an officer of the Company. Effective January 1, 1996, TRI, through a wholly-owned subsidiary, acquired all of the outstanding shares of common stock of ARI and the stockholder of ARI received an additional 5,333,333 shares of the common stock of TRI. The accompanying financial statements also include the accounts of TRI's wholly-owned subsidiary, The Registry, Inc. Network Consulting Practice (formerly Axiom Consulting Group, Inc.), subsequent to its acquisition on November 30, 1994 (see Note 3), as well as the accounts of a real estate trust which is substantially controlled by the Company, subsequent to the renegotiation of certain lease terms on September 19, 1995 (see Note 13). All intercompany balances and transactions have been eliminated.

 Stock Split

  On March 22, 1996, the Company's sole stockholder approved a 177.77778-for-1 stock split on the common stock of TRI. At that time, the Company's stockholder also approved an increase to 12,000,000 in the number of authorized shares of the common stock of TRI, no par value. On April 10, 1996, the Company's stockholder approved an additional increase to 29,000,000 in the number of authorized shares of the common stock of TRI. All shares and per share amounts included in the consolidated financial statements have been adjusted to give retroactive effect to the stock split for all periods presented.

 Fiscal Year

  The Company changed its fiscal year end from May 31 to the last Saturday in June effective with the fiscal year ended June 24, 1995. The consolidated statements of income, of changes in stockholder's equity and of cash flows are presented for each of the two years in the period ended May 31, 1994, the year ended June 24, 1995 and for the nine months ended March 30, 1996.

  The Company's results of operations for the month ended June 25, 1994 reflected revenue of $5,812,000, cost of revenue of $4,468,000, expenses of $1,588,000, an income tax benefit of $67,000 and net loss of $177,000. During the month ended June 25, 1994, net cash of $585,000 and $90,000 was used for operating and investing activities, respectively, and net cash of $675,000 was provided by financing activities.

 Revenue Recognition, Accounts Receivable and Concentration of Credit Risk

  Revenue is recognized as services are performed. Ongoing credit evaluations of customers' financial condition are performed and collateral is not required. Concentration of credit risk with respect to accounts receivable is limited due to the number and diversity of customers comprising the Company's customer base. At March 30, 1996, one customer comprised approximately 13% of the Company's accounts receivable. No single customer accounted for more than 10% of accounts receivable at May 31, 1994 or June 24, 1995. The Company maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's expectations.

                            THE REGISTRY, INC.

 Fixed Assets

  Fixed assets are stated at cost. Additions, renewals and betterments of fixed assets are capitalized. Repair and maintenance expenditures for minor items are generally expensed as incurred. Depreciation of fixed assets is provided using the straight-line method over the following estimated useful lives:

     Building and improve-
      ments..................  31 1/2 years
     Computer equipment......  5 years
     Furniture and equip-
      ment...................  5 to 7 years
     Motor vehicles..........  5 years
     Leasehold improvements..  lesser of estimated useful life or remaining lease term

 Advertising Costs

  Advertising costs are recorded as expense when incurred. There were no advertising costs recorded as assets at May 31, 1994, June 24, 1995 or March 30, 1996. Total advertising expenses for the years ended May 31, 1993, May 31, 1994 and June 24, 1995 and the nine months ended March 25, 1995 and March 30, 1996 were $158,000, $446,000, $627,000, $461,000 (unaudited) and $231,000, respectively.

 Income Taxes

  The Company utilizes the asset and liability method of accounting for income taxes, as set forth in Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities, utilizing currently enacted tax rates. The effect of any future change in tax rates is recognized in the period in which the change occurs. Through May 31, 1994, TRI had used the cash method of accounting for income tax reporting purposes. Effective June 1, 1994, TRI converted to the accrual method of accounting for income tax reporting purposes.

  As described in Note 8, ARI had previously elected to be treated as a small business corporation for income tax purposes with income or loss and credits passed through to the stockholder. Concurrent with the acquisition of ARI by TRI described above, ARI's election to be treated as an S corporation terminated (see Note 8). The companies will continue to file separate tax returns.

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at May 31, 1994, June 24, 1995 and March 30, 1996, and the reported amounts of revenues and expenses during the periods then ended. Actual results could differ from those estimates.

 Reclassifications

  Certain amounts in the prior year financial statements have been reclassified to conform to the current period presentation.

 Recently Enacted Accounting Standards

  In March 1995, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for

                            THE REGISTRY, INC.

Long-Lived Assets to be Disposed Of." In October 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation." Both SFAS No. 121 and No. 123 are effective for fiscal years beginning after December 15, 1995. The Company will adopt these standards as required and their future adoption is not expected to have a material effect on the Company's financial position or results of operations or cash flows.

 Unaudited Interim Financial Statements

  In the opinion of management, the Company has made all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results of operations and cash flows of the Company for the nine months ended March 25, 1995, as presented in the accompanying consolidated financial statements. Results of operations for the interim period are not necessarily indicative of the results of operations for the full fiscal year.

3. ACQUISITION OF SUBSIDIARY

  On November 30, 1994, TRI acquired all of the common stock of Axiom Consulting Group, Inc., an information technology consulting firm providing services similar to those of the Company. The acquired entity retained its separate corporate form and was subsequently renamed The Registry, Inc. Network Consulting Practice ("NCP"). The purchase price was $1,000,000, of which $250,000 was paid in cash at the closing and $750,000 is in the form of promissory notes which will be paid in installments through November 1998 (see
Note 7).

  The acquisition has been accounted for as a purchase and, accordingly, the purchase price, including an additional $12,000 of related costs which were incurred by TRI, has been allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the date of acquisition, as follows:

      Accounts receivable............................................... $64,000
      Fixed assets......................................................  81,000
      Other assets......................................................   9,000
      Accounts payable..................................................   3,000
      Other liabilities.................................................  57,000

  Goodwill of $918,000, representing the excess of the purchase price over the fair value of the assets acquired and liabilities assumed, is included in other assets in the accompanying balance sheet and is being amortized on a straight-line basis over 10 years. Accumulated amortization at June 24, 1995 and March 30, 1996 was $53,000 and $122,000, respectively.

  The pro forma results of operations, assuming that the acquisition of NCP occurred at the beginning of the years ended May 31, 1994 and June 24, 1995, would not materially differ from TRI's reported results of operations.

  TRI is required to make additional payments up to $3,000,000 to the selling stockholders of the former Axiom Consulting Group, Inc., contingent upon the revenue and profits of the subsidiary for the four years subsequent to the acquisition. Such payments are determined as a stated percentage of net income of the subsidiary, as defined in the purchase agreement, with a provision that all $3,000,000 would be payable to the selling stockholders in the event that the subsidiary's revenue exceeds a stated amount in the 12 month period ending November 30, 1998. Such amounts, if paid, will be recorded as additional purchase price. No amounts have been accrued for these contingent payments at June 24, 1995 or March 30, 1996. In the opinion of management, based upon NCP's results of operations to date and future projections, the probability of payment of contingent consideration in excess of $2 million is considered to be remote as of March 30, 1996.

                            THE REGISTRY, INC.

4. CONSOLIDATED BALANCE SHEET DETAILS

                                                MAY 31,    JUNE 24,  MARCH 30,
                                                  1994       1995       1996
                                               ---------- ---------- ----------
Other Current Assets:
  Prepaid expenses............................ $  135,000 $  263,000 $  388,000
  Advances to officer.........................     74,000     74,000        --
  Advances to employees.......................     50,000     83,000    121,000
                                               ---------- ---------- ----------
                                               $  259,000 $  420,000 $  509,000
                                               ========== ========== ==========
Fixed Assets:
  Land........................................ $      --  $      --  $  360,000
  Building....................................        --         --   1,439,000
  Computer equipment..........................    688,000  2,066,000  2,892,000
  Furniture and equipment.....................    593,000  1,263,000  1,451,000
  Motor vehicles..............................     19,000     19,000     19,000
  Leasehold and building improvements.........    376,000    395,000    642,000
                                               ---------- ---------- ----------
    Total fixed assets........................  1,676,000  3,743,000  6,803,000
  Less: accumulated depreciation and amortiza-
   tion.......................................    414,000    985,000  1,692,000
                                               ---------- ---------- ----------
                                               $1,262,000 $2,758,000 $5,111,000
                                               ========== ========== ==========

  Computer equipment recorded under capital leases amounted to approximately $194,000 at March 30, 1996 ($0 at May 31, 1994 and June 24, 1995). Total
accumulated amortization related to these leases is approximately $30,000 at March 30, 1996. Amortization expense for the period is included in depreciation and amortization in the accompanying consolidated statement of cash flows.

5. RELATED PARTY TRANSACTIONS

  Notes receivable from officers in the accompanying consolidated balance sheet primarily represent promissory notes from the Company's sole stockholder. The promissory notes bear interest at an annual interest rate of 10%. Related interest income for the years ended May 31, 1993, May 31, 1994 and June 24, 1995 and the nine months ended March 25, 1995 and March 30, 1996 was $48,000, $53,000, $56,000, $42,000 (unaudited) and $50,000, respectively.
On April 15, 1996, the stockholder borrowed an additional $275,000 from the Company.

  Notes receivable from related parties at May 31, 1994 and June 24, 1995 include promissory notes totalling $365,000 from a real estate trust, of which the sole stockholder of the Company is the sole beneficiary (the "Trust"). These notes are payable on demand and bear interest at a variable rate (5.7% and 5.6% at May 31, 1994 and June 24, 1995, respectively). Commencing on September 19, 1995, the accounts of the Trust have been consolidated with those of the Company (see Note 13), and these promissory notes have been eliminated in consolidation. At June 24, 1995 and March 30, 1996, notes receivable from related parties also include promissory notes totaling $57,000 from certain of the former stockholders of NCP. These notes bear interest at the prime rate published in The Wall Street Journal (9% at June 24, 1995 and 8.25% at March 30, 1996) and are payable in installments at various dates through November 30, 1996.

                            THE REGISTRY, INC.

6. LINE OF CREDIT

  On March 31, 1993, TRI and ARI combined their separate lines of credit into a single line of credit with the bank; this agreement was amended on June 7, 1995 to allow a maximum borrowing of $17,000,000 and again on October 4, 1995 to allow a maximum borrowing of $18,000,000, payable on demand. The agreement provided a borrowing base of 80% of eligible accounts receivable, as defined, less the aggregate amount of issued and undrawn letters of credit. The line of credit was collateralized by all the assets of the Company and the personal guarantee of the Company's stockholder. Interest was paid monthly in arrears at the bank's prime rate plus 0.75% (8% and 9.75% at May 31, 1994 and June 24, 1995, respectively). There were no letters of credit outstanding at May 31, 1994 or June 24, 1995.

  In March 1996, the Company terminated its existing line of credit and replaced it with a line of credit from a different bank. The new line of credit provides a borrowing base of 85% of eligible accounts receivable, as defined, up to a maximum borrowing of $25,000,000, payable on demand. Interest is payable monthly in arrears at the bank's prime rate plus .5% (8.75% at March 30, 1996) or the LIBOR rate plus 2.5% (7.97% at March 30, 1996) at the option of the Company. The new line of credit is collateralized by all of the assets of the Company, contains certain restrictions, including limitations on the amount of distributions which can be made to the stockholder, purchases of fixed assets and loans which can be made to officers, and requires the maintenance of certain financial covenants. The line of credit agreement expires in February 1999.

7. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                 MAY 31,   JUNE 24,  MARCH 30,
                                                   1994      1995       1996
                                                 -------- ---------- ----------
12.5% note payable due on demand................ $ 10,000 $      --  $      --
Note payable due January 1, 1996................  117,000     59,000        --
Term loan due December 1, 1996..................      --     563,000        --
10.7% term loan due September 30, 1997..........      --     502,000    369,000
11% term loan due March 13, 1998................      --     626,000    474,000
10% term loan due July 4, 1998..................      --         --     592,000
Notes payable due November 30, 1998.............      --     750,000    750,000
9.375% term loan due August 27, 2010............      --         --   1,408,000
6.75% term loan due April 1, 2013...............      --         --     690,000
                                                 -------- ---------- ----------
                                                  127,000  2,500,000  4,283,000
Less: current portion...........................   77,000    946,000  1,173,000
                                                 -------- ---------- ----------
                                                 $ 50,000 $1,554,000 $3,110,000
                                                 ======== ========== ==========

  The note payable due January 1, 1996 was payable to a bank in monthly installments, including interest at the bank's prime rate plus 1.5% (8.75 and 10.5% at May 31, 1994 and June 24, 1995, respectively).

  The term loan due December 1, 1996, payable to a bank in monthly installments of $31,000 plus interest at the bank's prime rate plus 1.25% (10.25% at June 24, 1995), was repaid in March 1996.

  The term loans due September 30, 1997, March 13, 1998 and July 4, 1998 are payable in monthly installments of $21,000, $22,000 and $24,000, respectively, including interest.

                            THE REGISTRY, INC.

  The notes payable due November 30, 1998 resulted from TRI's acquisition of the former Axiom Consulting Group, Inc. in November 1994 (see Note 3). The notes are unsecured and are payable to the former stockholders of Axiom Consulting Group, Inc. in semi-annual installments of $125,000, plus interest at the prime rate published in The Wall Street Journal, beginning in May 1996.

  The term loan due August 27, 2010 is payable to a bank in monthly installments of $12,000, including interest.

  The term loan due April 1, 2013 is payable in semi-annual installments of $34,000, including interest.

  The term loans due September 30, 1997, March 13, 1998 and July 4, 1998 are collateralized by certain of the Company's assets.

  The term loan due August 27, 2010 is collateralized by certain property of the Trust and the personal guarantee of the Company's sole stockholder. The term loan due April 1, 2013 is secured by a mortgage on the land and building of the Trust and the assignment of a life insurance policy on the Company's sole stockholder.

  Aggregate maturities of long-term debt are as follows at March 30, 1996:

      Remainder of fiscal 1996...................................... $  323,000
      1997..........................................................    994,000
      1998..........................................................    810,000
      1999..........................................................    192,000
      2000..........................................................     47,000
      Thereafter....................................................  1,917,000
                                                                     ----------
                                                                     $4,283,000
                                                                     ==========

8. INCOME TAXES

  Prior to January 1, 1996, ARI had elected to be an S corporation for federal income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the corporate income or loss and credits were passed through to the stockholder and reported on his personal tax return.

  In conjunction with the acquisition of all of the common stock of ARI by TRI (see Note 2), ARI's election to be treated as an S corporation terminated, effective January 1, 1996. As a result, the income or loss of ARI subsequent to January 1, 1996 will be subject to corporate income tax. The income tax provision (benefit) described below for the nine months ended March 30, 1996 includes the income taxes related to ARI since January 1, 1996. The unaudited pro forma provision for income taxes and pro forma net income on the accompanying consolidated statement of income (see Note 14) reflects the estimated results of operations if ARI had been subject to corporate income taxes during the year ended June 24, 1995 and the nine months ended March 25, 1995 and March 30, 1996.

  At the time of conversion of ARI from an S corporation to a C corporation, a net deferred tax liability of $642,000 was recorded through the income tax provision on January 1, 1996. This deferred tax liability was comprised principally of the remaining effects of ARI converting from the cash basis to the accrual basis for tax reporting purposes on January 1, 1994, offset by deferred tax assets for certain accrued expenses which are recognized in different periods for financial and tax reporting.

                            THE REGISTRY, INC.

  The components of the provision (benefit) for federal and state income taxes are as follows:

                             YEAR ENDED
                               MAY 31,                   NINE MONTHS ENDED
                          ----------------- YEAR ENDED ----------------------
                                             JUNE 24,   MARCH 25,  MARCH 30,
                            1993     1994      1995       1995        1996
                          -------- -------- ---------- ----------- ----------
                                                       (UNAUDITED)
Current:
  Federal................ $ 15,000 $  --     $ 54,000   $137,000   $1,049,000
  State..................    --       --       38,000     42,000      344,000
                          -------- --------  --------   --------   ----------
                            15,000    --       92,000    179,000    1,393,000
                          -------- --------  --------   --------   ----------
Deferred:
  Federal................  213,000  344,000   (64,000)   (50,000)    (632,000)
  State..................   53,000   86,000   (24,000)   (16,000)    (195,000)
                          -------- --------  --------   --------   ----------
                           266,000  430,000   (88,000)   (66,000)    (827,000)
                          -------- --------  --------   --------   ----------
Change in tax status of
 ARI.....................    --       --        --         --         642,000
                          -------- --------  --------   --------   ----------
                          $281,000 $430,000  $  4,000   $113,000   $1,208,000
                          ======== ========  ========   ========   ==========

  Deferred income taxes reflect the tax impact of temporary differences between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. Under SFAS 109, the benefit associated with future deductible temporary differences and operating loss or credit carryforwards is recognized if it is more likely than not that a benefit will be realized. Deferred tax expense (benefit) represents the change in the net deferred tax asset or liability balance. Deferred tax assets and liabilities are comprised of the following at May 31, 1994, June 24, 1995, and March 30, 1996:

                                                MAY 31,    JUNE 24,  MARCH 30,
                                                  1994       1995       1996
                                               ---------- ---------- ----------
Deferred tax assets:
  Net operating loss and credit
   carryforwards.............................. $  413,000 $  214,000 $  202,000
  Allowance for doubtful accounts.............     --         --         90,000
  Accounts payable and accrued expenses.......    351,000     27,000    162,000
  Other.......................................     14,000     51,000     --
                                               ---------- ---------- ----------
      Total gross deferred tax assets.........    778,000    292,000    454,000
                                               ---------- ---------- ----------
Deferred tax liabilities:
  Conversion from cash to accrual basis.......     --      1,103,000  1,121,000
  Accounts receivable.........................  1,887,000    170,000     --
  Prepaid expenses............................     82,000     55,000     --
  Fixed assets................................     20,000     42,000    226,000
  Other.......................................     50,000     50,000     50,000
                                               ---------- ---------- ----------
      Total gross deferred tax liabilities....  2,039,000  1,420,000  1,397,000
                                               ---------- ---------- ----------
      Net deferred tax liability.............. $1,261,000 $1,128,000 $  943,000
                                               ========== ========== ==========

                            THE REGISTRY, INC.

  Income taxes computed using the federal statutory income tax rate differs from the Company's effective tax rate primarily due to the following:

                                 YEAR ENDED
                                   MAY 31,                  NINE MONTHS ENDED
                                 ------------  YEAR ENDED ---------------------
                                                JUNE 24,   MARCH 25,  MARCH 30,
                                 1993   1994      1995       1995       1996
                                 -----  -----  ---------- ----------- ---------
                                                          (UNAUDITED)
Statutory U.S. federal tax
 rate..........................   34.0%  34.0%    34.0 %      34.0 %     34.0 %
State taxes, net of federal tax
 benefit.......................    5.9%   7.0%     2.8 %       4.6 %      3.8 %
(Income) loss from ARI not
 (taxable) deductible for
 corporate income tax
 purposes......................    4.6%   2.0%   (47.1)%     (18.4)%    (16.2)%
Non-deductible expenses........    1.0%   3.5%     7.2 %       3.3 %      1.7 %
Amortization of goodwill not
 deductible for corporate
 income tax purposes...........     --     --      5.5 %       2.6 %      0.9 %
Change in tax status of ARI....     --     --       --          --       24.8 %
Other..........................    1.0%   6.3%    (1.2)%       2.7 %     (2.4)%
                                 -----  -----    -----       -----      -----
Effective tax rate.............   46.5%  52.8%     1.2 %      28.8 %     46.6 %
                                 =====  =====    =====       =====      =====

  At March 30, 1996, the Company has available for federal income tax purposes unused operating losses of $399,000 to offset future taxable income, expiring in various years through 2011. Additionally, the Company has available for federal income tax purposes unused tax credits of $42,000 at March 30, 1996 to offset future tax liabilities, which may be carried forward indefinitely.

9. STOCK PLANS

  In March 1996, the Company's stockholder approved the formation of the 1996 Stock Plan, the 1996 Employee Stock Purchase Plan and the 1996 Eligible Directors Stock Plan.

 1996 Stock Plan

  This plan authorizes the grant of incentive stock options, non-qualified stock options, stock purchase authorizations or stock bonus awards to key employees, including officers, employee directors and consultants, to purchase up to 1,600,000 shares of common stock. Incentive stock options cannot be granted to consultants. For incentive options, the purchase price is equal to the fair market value on the date of grant (110% of fair market value for stockholders who hold greater than 10% of the Company's stock at the time of grant). For non-qualified options and stock purchase authorizations, the purchase price is determined by the Board of Directors within limits as set forth in the plan, but shall not be less than 85% of the fair market value of the common stock on the date of grant. The periods over which options are exercisable are determined by the Board of Directors. If permitted by the Board of Directors, employees may use previously acquired shares of the Company's common stock (provided that such shares tendered have been held for at least six months) or may borrow money from the Company on a recourse basis (for a period of time not to exceed five years) to pay the exercise price of shares purchased. Options may expire up to 10 years after the date of grant (five years for incentive options granted to 10% stockholders). The Board of Directors has the discretion to designate non-qualified options as transferable. The plan will terminate in March 2006.

  Prior to the effective date of the Company's initial public offering, the Company has the right to repurchase shares obtained through exercise of stock options, upon the employee's termination of employment or proposed sale of such shares.

  In March 1996, options to purchase 1,106,500 shares of common stock at an exercise price of $11.00 were granted to employees.

                            THE REGISTRY, INC.

 1996 Employee Stock Purchase Plan

  This plan, which is intended to qualify under Section 423 of the Internal Revenue Code, authorizes the grant of options to eligible employees on a semi-annual basis to purchase shares of the Company's common stock. An aggregate of 300,000 shares of common stock has been reserved for issuance under this plan. The plan permits eligible employees to purchase up to 200 shares of common stock in any six month offering period through the accumulation of payroll deductions, which may not exceed 10% of the employee's compensation. Employees are eligible to participate if they have been employed by the Company for at least 18 months. Shares are purchased at 85% of the lower of the fair market value of the Company's common stock at the beginning or end of each six-month offering period. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment. The first stock offering period under the plan will commence upon the effective date of the registration statement covering the Company's initial public offering. The plan will terminate in March 2006.

 1996 Eligible Directors Stock Plan

  This plan authorizes the grant of an option to purchase 20,000 shares of common stock to each non-employee director on the date of the director's initial election to the Board of Directors. The exercise price of options granted is 100% of the closing price per share of common stock on the date of grant. Directors may use previously acquired shares of the Company's common stock to pay the exercise price of shares purchased, provided that such shares tendered have been held for at least six months. An aggregate of 100,000 shares of common stock may be issued under the plan. Options are exercisable in four equal annual installments commencing on the first anniversary date of the grant. Options expire 10 years after the date of grant. The plan will terminate in March 2006.

  In April 1996, options to purchase 20,000 shares of common stock at an exercise price of $11.00 per share were granted to a newly-elected director.

10. EMPLOYEE SAVINGS PLAN

  The Company provides an employee retirement savings plan under Section 401(k) of the Internal Revenue Code (the "Plan") which covers substantially all employees. Under the terms of the Plan, employees may contribute a percentage of their salary, up to a maximum of 15%, which is then invested in one or more of several mutual funds selected by the employee. The Company may make contributions to the Plan at their discretion; no such contributions have been made since inception of the Plan.

11. COMMITMENTS

  In addition to leasing computer equipment under various capital leases (Note
4), the Company occupies premises under various noncancelable operating leases which include terms requiring the Company to pay a pro-rata portion of increased operating expenses and real estate taxes. The leases expire on various dates through 2001, and certain of the leases contain options for renewal or purchase of the related equipment.

  In January 1993, TRI entered into a three year lease with the Trust which required annual rental payments of $120,000, payable in equal monthly installments of $10,000. This lease was amended in January 1994 upon expansion of the leased area to require annual rental payments of $150,000, payable in equal monthly installments of $12,500. This lease was further amended in September 1995 upon expansion of the leased area to require annual payments of $357,000, payable in equal monthly installments of $29,800. The term of the lease was also extended through September 2010. In conjunction with the amendment in September 1995, the Company has begun to consolidate the accounts of the Trust on a prospective basis (see Note 13). Rent expense for the years ended May 31, 1993, May 31, 1994, June 24, 1995 and the nine months ended March 25, 1995 and March 30, 1996 (excluding amounts paid to the Trust after September 19, 1995) was $366,000, $633,000, $1,188,000, $788,000 (unaudited)
and $1,267,000, respectively.

                            THE REGISTRY, INC.

  At March 30, 1996, future minimum rental payments under noncancelable lease arrangements are as follows, excluding amounts payable to the Trust:

                                                            OPERATING  CAPITAL
                                                              LEASES    LEASES
                                                            ---------- --------
      Remainder of fiscal 1996............................. $  366,000 $ 25,000
      1997.................................................  1,364,000  102,000
      1998.................................................  1,232,000   50,000
      1999.................................................    975,000   10,000
      2000.................................................    607,000    --
      Thereafter...........................................    252,000    --
                                                            ---------- --------
      Total minimum lease payments......................... $4,796,000  187,000
                                                            ==========
      Less--amount representing interest...................              30,000
                                                                       --------
      Present value of obligations under capital leases....            $157,000
                                                                       ========

12. FINANCIAL INSTRUMENTS

  The Company enters into various types of financial instruments in the normal course of business. Fair values are estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that will be realized in the future.

  The carrying amounts of the Company's financial instruments, which include accounts receivable, notes receivable from related parties, line of credit, accounts payable, accrued salaries and wages, other accrued expenses, income taxes payable and long-term debt approximate their fair values at March 30, 1996.

13. CONSOLIDATION OF REAL ESTATE TRUST

  As described in Note 11, the Company leases office space from the Trust, of which the sole stockholder of the Company is the sole beneficiary and an officer of the Company is the trustee. Effective September 19, 1995, the Company renegotiated its lease with the Trust in conjunction with a refinancing of the Trust's mortgage. The modified lease terms expanded the amount of space which the Company occupies, committed the Company to rent the facility through the maturity date of the mortgage loan, and granted the Company a right of first refusal to lease any space in the facility currently occupied by other tenants when the tenants' leases expire.

  Accordingly, as of this date, the Company obtained significant control over the operations of the Trust and assumed a significant portion of the Trust's obligations. As a result, the Company has consolidated the accounts of the Trust as of September 19, 1995 on a prospective basis. As of September 19, 1995, the Trust reported the following assets and liabilities:

      Fixed assets, net........................................... $ 1,750,000
      Other current assets........................................      49,000
      Security deposits and deferred income.......................     (84,000)
      Note payable to TRI.........................................    (365,000)
      Mortgage loans payable......................................  (1,461,000)
                                                                   -----------
                                                                   $  (111,000)
                                                                   ===========

                            THE REGISTRY, INC.

  In September 1995, one of the mortgage loans payable by the Trust was refinanced with a new mortgage loan (see Note 7). At this time, a distribution of $649,000 was made to the beneficiary of the Trust.

  Rental income from tenants during the period from September 19, 1995 through March 30, 1996 was $94,000, which is included in interest and other income in the accompanying consolidated statement of income. Future minimum rental commitments from tenants are as follows at March 30, 1996:

      Remainder of fiscal 1996........................................ $ 43,000
      1997............................................................  109,000
      1998............................................................   12,000
                                                                       --------
                                                                       $164,000
                                                                       ========

14. UNAUDITED PRO FORMA INCOME INFORMATION

  The following unaudited pro forma income tax information is presented as if ARI had been a C corporation subject to federal and state income taxes throughout the periods presented.

                                                             NINE MONTHS ENDED
                                                 YEAR ENDED --------------------
                                                  JUNE 24,  MARCH 25, MARCH 30,
                                                    1995      1995       1996
                                                 ---------- --------- ----------
Income before taxes.............................  $329,000  $393,000  $2,591,000
Income tax provision............................   243,000   221,000   1,130,000
                                                  --------  --------  ----------
Pro forma net income............................  $ 86,000  $172,000  $1,461,000
                                                  ========  ========  ==========

  From inception through the year ended May 31, 1994, ARI generated a taxable loss for which the Company would not have received a benefit, as ARI would have filed a separate tax return from TRI.

 Net Income Per Share

  Pro forma net income per share has been computed by dividing pro forma net income by the weighted average number of common and common equivalent shares outstanding, after considering the events described in Notes 2 and 9. Weighted average common and common equivalent shares include common shares and common shares which may be issuable upon exercise of outstanding stock options, computed using the treasury stock method. Pursuant to Securities and Exchange Commission's Staff Accounting Bulletin No. 83, stock options granted during the twelve months prior to the date of the initial filing of the Company's Registration Statement on Form S-1 have been included in the calculation of common equivalent shares using the treasury stock method, as if they were outstanding as of the beginning of each period presented.

15. PREFERRED STOCK

  On April 10, 1996, the Company's sole stockholder authorized 1,000,000 shares of preferred stock, $0.10 par value. Preferred stock may be issued in one or more series at the discretion of the Board of Directors of the Company (without stockholder approval) with such designations, rights and preferences as the Board of Directors may determine. The preferred stock may have dividend, liquidation, redemption, conversion, voting or other rights which may be more expansive than the rights of the holders of the Company's common stock.

Artwork - inside back cover
    - title: "The Registry, Inc., A National Provider of IT Consultants"
    - sub-title: "1,400 Consulting Professionals Nationwide"

Map of the United States showing locations of the Company's offices, divided into the following regions: Midwest; West; Southwest; New England; Midatlantic; and Southeast. Offices in each region are listed as follows: Midwest (Cleveland, Columbus, Chicago, Rosemont and Rolling Meadows); West (Seattle, Santa Clara and Walnut Creek); Southwest (Dallas and Denver); New England (Stratham, NH, Boston and Newton); Midatlantic (Rye Brook, Manhattan and McLean); and Southeast (Richmond, Greensboro, Durham, Charlotte, Atlanta and Ft. Lauderdale).

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEI-THER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                                ---------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
Use of Proceeds..........................................................   9
Dividend Policy..........................................................   9
Capitalization...........................................................  10
Dilution.................................................................  11
Selected Consolidated Financial Data.....................................  12
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  14
Business.................................................................  20
Management...............................................................  30
Certain Transactions.....................................................  34
Principal and Selling Stockholder........................................  35
Description of Capital Stock.............................................  36
Shares Eligible for Future Sale..........................................  39
Underwriting.............................................................  41
Legal Matters............................................................  42
Experts..................................................................  42
Report to Stockholders...................................................  42
Additional Information...................................................  42
Index to Consolidated Financial Statements............................... F-1

                                ---------------

  UNTIL    , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTIC-IPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                2,200,000 SHARES

                               THE REGISTRY, INC.

                                  COMMON STOCK

                                ---------------
                                   PROSPECTUS

                                ---------------

                          ADAMS, HARKNESS & HILL, INC.

                           A.G. EDWARDS & SONS, INC.

                                      , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses payable by the Company in connection with the sale of the Common Stock being registered hereby. All the amounts shown are estimated, except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

   SEC registration fee............................................... $ 12,214
   NASD filing fee....................................................    4,042
   Nasdaq listing fee.................................................   42,250
   Blue Sky fee and expenses..........................................   15,000
   Printing and engraving expenses....................................  100,000
   Legal fees and expenses............................................  275,000
   Auditors' accounting fees and expenses.............................  260,000
   Transfer Agent and Registrar fees..................................   10,000
   Miscellaneous expenses.............................................   31,494
                                                                       --------
     Total............................................................ $750,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Massachusetts General Laws, Chapter 156B, Section 67, empowers a Massachusetts corporation to indemnify any person in connection with any action, suit or proceeding brought or threatened by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or was serving as such with respect to another corporation or other entity at the request of such corporation, unless such person shall have been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that such action was in the best interests of the Company. The Company's Articles of Organization, as amended and restated, contains provisions that require the Company to indemnify its directors and officers to the fullest extent permitted by Massachusetts law.

  Reference is made to the Underwriting Agreement (filed as Exhibit 1.1 hereto) which provides for indemnification arrangements by and among the Company, its directors or officers, the Underwriters and the Selling Stockholder in the offering of the Common Stock registered hereby, and each person, if any, who controls the Company, the Selling Stockholder or the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended (the "Securities Act").

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since July 1, 1992, the Company has issued the following securities that were not registered under the Securities Act:

    In connection with the Merger effective on January 1, 1996, the Company issued 5,333,333 shares of Common Stock to G. Drew Conway in exchange for his 200,000 shares of common stock, $0.01 par value, of America's Registry, Inc.

    No underwriters were engaged in connection with the foregoing sale of securities. Such sales were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  a. Exhibits

 EXHIBIT
 NUMBER                         DESCRIPTION OF DOCUMENT
 -------                        -----------------------
  1.1    Form of Underwriting Agreement by and among Registrant, the Selling
         Stockholder and the Underwriters.
  2.1    Stock Purchase Agreement between the Registrant and Axiom Consulting
         Group, Inc., dated November 30, 1994.
  3.1*   Articles of Organization of Registrant, as amended through April 11,
         1996.
  3.2    Restated Articles of Organization of Registrant, as filed on May 13,
         1996.
  3.3*   By-Laws of Registrant, as amended through April 11, 1996.
  3.4    By-Laws of Registrant, as amended and restated on May 13, 1996.
  4.1    Articles 3, 4, 5, and 6 of the Articles of Organization of Registrant
         (included in Exhibit 3.2).
  4.2    Specimen Stock Certificate.
  5.1    Opinion of Hill & Barlow, a Professional Corporation, as to the
         legality of the shares being registered.
 10.1*   Leases dated September 19, 1995 between the 189 Wells Avenue Realty
         Trust and the Company for premises located at the 189 Wells Avenue,
         Newton, Massachusetts.
 10.2*   Registrant's 1996 Stock Plan and related form of stock option agreement.
 10.3*   Registrant's 1996 Employee Stock Purchase Plan and related form of subscription agreement.
 10.4*   Registrant's 1996 Eligible Directors Stock Plan and related form of stock option agreement.
 10.5*   Accounts Receivable Management and Security Agreement dated as of
         February 29, 1996 by and among BNY Financial Corporation and each of
         The Registry, Inc., America's Registry, Inc. and The Registry, Inc.
         Network Consulting Practice.
 10.6    Employment Agreement dated May 1996 between the Company and G. Drew
         Conway.
 21.1*   Subsidiaries of Registrant.
 23.1    Consent of Price Waterhouse LLP, independent accountants.
 23.2    Consent of Hill & Barlow, a Professional Corporation (to be included in Exhibit 5.1).
 27.1    Financial Data Schedule.

* Previously filed.

  b. Financial Statement Schedules.

  Schedule II, "Valuation and Qualifying Accounts."

ITEM 17. UNDERTAKINGS

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described in Item 14 or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Company hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Company hereby undertakes to provide at the closing of this offering to the Underwriters specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE COMPANY HAS DULY CAUSED THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF BOSTON, COMMONWEALTH OF MASSACHUSETTS ON THE 14TH DAY OF MAY, 1996.

                                          The Registry, Inc.

                                            /s/  G. Drew Conway
                                          By: _________________________________
                                            G. DREW CONWAY PRESIDENT AND CHIEF
                                            EXECUTIVE OFFICER

                               POWER OF ATTORNEY

  EACH PERSON WHOSE SIGNATURE APPEARS BELOW HEREBY AUTHORIZES AND APPOINTS G. DREW CONWAY, ROBERT E. FOLEY, MARK W. BISCOE AND THOMAS C. CHASE, AND EACH OF THEM, WITH FULL POWER OF SUBSTITUTION AND FULL POWER TO ACT WITHOUT THE OTHER, AS HIS TRUE AND LAWFUL ATTORNEY-IN-FACT AND AGENT TO ACT IN HIS NAME, PLACE AND STEAD AND TO EXECUTE IN THE NAME AND ON BEHALF OF EACH PERSON, INDIVIDUALLY AND IN EACH CAPACITY STATED BELOW, AND TO FILE, ANY AND ALL AMENDMENTS TO THIS REGISTRATION STATEMENT, INCLUDING ANY AND ALL POST-EFFECTIVE AMENDMENTS AND ANY SUBSEQUENT REGISTRATION STATEMENT FOR THE SAME OFFERING WHICH MAY BE FILED UNDER RULE 462(B).

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT NO. 1 TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED BELOW ON THE 14TH DAY OF MAY, 1996.

              SIGNATURE                                 TITLE

                                       President, Chief Executive Officer and
       /s/ G. Drew Conway               Director (Principal Executive Officer)
- -------------------------------------
          (G. DREW CONWAY)

                                       Chief Financial Officer and Treasurer
      /s/ Robert E. Foley              (Principal Financial and Accounting
- -------------------------------------   Officer)
          (ROBERT E. FOLEY)

                                       Director
      /s/ Paul C. O'Brien
- -------------------------------------
          (PAUL C. O'BRIEN)

     /s/ Robert P. Badavas             Director
- -------------------------------------
      (ROBERT P. BADAVAS)

                                                                     SCHEDULE II

                            THE REGISTRY, INC.

                       VALUATION AND QUALIFYING ACCOUNTS

                                 (IN THOUSANDS)

                                          ADDITIONS
                                    ---------------------
                                                           DEDUCTIONS-
                         BALANCE AT   CHARGED    CHARGED  WRITE-OFF OF   BALANCE
                         BEGINNING  TO COSTS AND TO OTHER UNCOLLECTIBLE AT END OF
                         OF PERIOD    EXPENSES   ACCOUNTS   ACCOUNTS     PERIOD
                         ---------- ------------ -------- ------------- ---------
Allowance for doubtful
 accounts:
Year ended May 31,
 1993...................    $ 83        $149        $0        $187        $ 45
Year ended May 31,
 1994...................      45         226         0          79         192
Year ended June 24,
 1995(1)................     192         189         0          64         317
Nine months ended March
 30, 1996...............     317         224         0         190         351

- --------

(1) The Company changed its fiscal year end from May 31, 1994 to the last Saturday in June, effective with the fiscal year ended June 24, 1995.

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                      DESCRIPTION OF DOCUMENT                       PAGE
 -------                     -----------------------                       ----
  1.1    Form of Underwriting Agreement by and among Registrant, the
         Selling Stockholder and the Underwriters.
  2.1    Stock Purchase Agreement between the Registrant and Axiom
         Consulting Group Inc., dated November 30, 1996.
  3.1*   Articles of Organization of Registrant, as amended through
         April 11, 1996.
  3.2    Restated Articles of Organization of Registrant, as filed on
         May 13, 1996.
  3.3*   By-Laws of Registrant, as amended through April 11, 1996.
  3.4    By-Laws of Registrant, as amended and restated on May 13, 1996.
  4.1    Articles 3, 4, 5, and 6 of the Articles of Organization of
         Registrant (included in Exhibit 3.2).
  4.2    Specimen Stock Certificate.
  5.1    Opinion of Hill & Barlow, a Professional Corporation, as to the
         legality of the shares being registered.
 10.1*   Leases dated September 19, 1995 between the 189 Wells Avenue
         Realty Trust and the Company for premises located at the 189
         Wells Avenue, Newton, Massachusetts.
 10.2*   Registrant's 1996 Stock Plan and related form of stock option agreement.
 10.3*   Registrant's 1996 Employee Stock Purchase Plan and related form of subscription agreement.
 10.4*   Registrant's 1996 Eligible Directors Stock Plan and related form of stock option agreement.
 10.5*   Accounts Receivable Management and Security Agreement dated as of February 29, 1996 by and among BNY Financial Corporation and each of The Registry, Inc., America's Registry, Inc. and The
         Registry, Inc. Network Consulting Practice.
 10.6    Employment Agreement dated May 1996 between the Company and G.
         Drew Conway.
 21.1*   Subsidiaries of Registrant.
 23.1    Consent of Price Waterhouse LLP, independent accountants.
 23.2    Consent of Hill & Barlow, a Professional Corporation (to be
         included in Exhibit 5.1).
 27.1    Financial Data Schedule.

- --------

 * Previously filed.